Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

dated as of

August 30, 2014

among

1-800 FLOWERS.COM, INC.,

GOLDEN PEAR ACQUISITION CO.

and

HARRY & DAVID HOLDINGS, INC.

TABLE OF CONTENTS

Page

I. THE TRANSACTIONS

1.1	The Merger	1
1.2	Closing	1
1.3	Filing of Certificates of Merger; Effective Time	2
1.4	Effects of the Merger	2
1.5	Certificate of Incorporation and Bylaws	2
1.6	Directors and Officers	2
1.7	Merger Consideration	2
1.8	Conversion of Capital Stock	3
1.9	Dissenting Shares	3

II. PAYMENT OF CONSIDERATION

2.1	Closing Certificate	4
2.2	Closing Payments	5
2.3	Exchange of Shares	5
2.4	Payment of Stock Options	8

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Corporate Organization of the Company	8
3.2	Subsidiaries	8
3.3	Due Authorization	8
3.4	No Conflict	9
3.5	Governmental Authorities; Consents	9
3.6	Capitalization of the Company and its Subsidiaries	10
3.7	Financial Statements and Other Financial Information	11
3.8	Undisclosed Liabilities	11
3.9	Absence of Changes	11
3.10	Litigation and Proceedings	11
3.11	Properties	11
3.12	Legal Compliance and Authorizations	12
3.13	Contracts; No Defaults	12
3.14	Employee Benefit Plans	14
3.15	Labor Relations and Employment Matters	15
3.16	Taxes	15
3.17	Insurance	17
3.18	Real Property	17
3.19	Intellectual Property	18
3.20	Transactions with Affiliates	19
3.21	Environmental Matters	20
3.22	Suppliers	20

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3.23	Brokers’ Fees	20
3.24	Information in Proxy Statement	20
3.25	No Outstanding Bankruptcy Obligations	21
3.26	Inventory	21
3.27	Books and Records	21
3.28	No Additional Representation or Warranties	21

IV. REPRESENTATIONS AND WARRANTIES OF BUYER

4.1	Corporate Organization	22
4.2	Due Authorization	22
4.3	No Conflict	22
4.4	Litigation and Proceedings	23
4.5	Governmental Authorities; Consents	23
4.6	Financial Ability	23
4.7	Information in Proxy Statement	24
4.8	Brokers’ Fees	24
4.9	Surviving Corporation After the Merger	24
4.10	No Additional Representation or Warranties	25
4.11	Acquisition of Interests for Investment	25

V. COVENANTS

5.1	Conduct of Business	25
5.2	Access	29
5.3	Antitrust Approvals	29
5.4	Indemnification and Insurance	31
5.5	Employment Matters	32
5.6	Public Announcements	33
5.7	No Solicitation; Acquisition Proposals	33
5.8	Proxy Statement	36
5.9	Shareholders’ Meeting	37
5.10	Obligations of Merger Sub	37
5.11	Contact with Employees, Customers and Suppliers	38
5.12	Reserved	38
5.13	Financing	38
5.14	Cooperation with Financing	38
5.15	Affiliated Transactions	40
5.16	Notification of Certain Matters	40
5.17	Further Assurances	41
5.18	Real Estate Deliverables	41
5.19	Casualty	41
5.20	Condemnation	41
5.21	OTC Market	41
5.22	FIRPTA Statement and Notice	42
5.23	Reasonable Efforts	42

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VI. CONDITIONS

6.1	Conditions to Obligations of Buyer, Merger Sub and the Company	42
6.2	Conditions to Obligations of Buyer and Merger Sub	42
6.3	Conditions to the Obligations of the Company	43

VII. TERMINATION; EFFECT OF TERMINATION

7.1	Termination	44
7.2	Effect of Termination	45
7.3	Termination Fee	46
7.4	Procedure For Termination	47

VIII. DEFINITIONS AND INTERPRETATION

8.1	Defined Terms	47
8.2	Construction	56

IX. MISCELLANEOUS

9.1	Non-Survival of Representations, Warranties and Agreements	57
9.2	Waiver	57
9.3	Notices	57
9.4	Assignment	58
9.5	Rights of Third Parties	59
9.6	Expenses	59
9.7	Governing Law	59
9.8	Captions; Counterparts	59
9.9	Entire Agreement	59
9.10	Amendments	60
9.11	Severability	60
9.12	Jurisdiction	60
9.13	WAIVER OF JURY TRIAL	61
9.14	Enforcement	61
9.15	Company Professional Advisors	62
9.16	No Recourse	63
9.17	Electronic Delivery	63

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EXHIBITS

Exhibit A                      Form of Jones Day Opinion

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TRANSACTION AGREEMENT

This Transaction Agreement (this “Agreement”), dated the date set forth on the signature page hereto (the “Signature Page”), is among the Person designated on the Signature Page as “Buyer,” the Person designated on the Signature Page as “Merger Sub,” a Delaware corporation and a wholly owned Subsidiary of Buyer, and Harry & David Holdings, Inc., a Delaware corporation (the “Company”).  The foregoing Persons are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

A.           The respective Boards of Directors of Buyer, Merger Sub and the Company have approved and declared advisable the Merger on the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”).

B.           Contemporaneously with the execution of this Agreement, the Company, Buyer and certain other Persons (such other Persons, collectively, the “Principal Shareholders”) have entered into a Support Agreement (the “Support Agreement”) pursuant to which the Principal Shareholders have agreed, on the terms and subject to the conditions therein, to vote their Common Shares to adopt this Agreement.

C.           The Parties desire to make certain representations, warranties and covenants in respect of, and also to provide certain conditions to the completion of, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

D.           Capitalized terms not defined elsewhere herein have the meanings given to such terms in Article VIII.

I.           THE TRANSACTIONS

1.1 The Merger.

(a) On the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub will merge (the “Merger”) with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”).

(b) On the consummation of the Merger, the separate corporate existence of Merger Sub will cease, and the Surviving Corporation will continue its corporate existence under the DGCL as a wholly owned Subsidiary of Buyer.

1.2 Closing.  The consummation of the Merger and the closing of the Transactions (the “Closing”) will take place electronically at the offices of Jones Day, 222 East 41st Street, New York, New York, at (a) 10:00 a.m. New York City time on the later of (i) the date which is two Business Days after the date on which all conditions set forth in

Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or  (to the extent permitted by applicable Law) waiver of such conditions) and (ii) October 15, 2014 or (b) such other time and place as Buyer (without joinder by Merger Sub) and the Company may mutually agree  in writing (the “Closing Date”).

1.3 Filing of Certificates of Merger; Effective Time.  As soon as practicable on the Closing Date, the Company will cause the certificate of merger for the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  For purposes of this Agreement, the “Effective Time” means the time at which the Certificate of Merger has been duly filed in the Office of the Secretary of State of the State of Delaware and becomes effective in accordance with the DGCL.

1.4 Effects of the Merger.  The Merger will have the effects set forth in the DGCL, this Agreement and the Certificate of Merger and, without limiting the foregoing, all properties, rights, privileges, powers and franchises of Merger Sub and the Company will vest in the Surviving Corporation and all debts, liabilities and obligations of Merger Sub and the Company will become debts, liabilities and obligations of the Surviving Corporation.

1.5 Certificate of Incorporation and Bylaws.  The Certificate of Incorporation of the Company will be amended and restated in its entirety to be in a form approved by Buyer prior to the Effective Time, until thereafter amended, subject to Section 5.4, as provided therein or by applicable Law. The Bylaws of the Company will be amended and restated in their entirety to be in a form approved by Buyer prior to the Effective Time, until thereafter amended, subject to Section 5.4, as provided therein or by applicable Law.

1.6 Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and the DGCL.

1.7 Merger Consideration.  The aggregate merger consideration to be paid by Buyer to Common Shareholders and Option Holders at the Effective Time pursuant to Section 1.8 with respect to the Merger is an amount (the “Merger Consideration”) equal to (a) the Purchase Price, minus (b) the amount of the Transaction Expenses.  Schedule 1.7 sets forth the Company’s good faith estimate of the calculation of Merger Consideration as of the date of this Agreement.

1.8 Conversion of Capital Stock.

(a) The Company.  Subject to this Article I and in accordance with Article II, with respect to the Merger:

(i) Common Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of the Company’s common stock, par value $0.01 per share (collectively, the “Common Shares”), each Common Share that is then issued and outstanding (other than the Dissenting Shares, if any), will be converted and automatically exchanged into the right to receive an amount in cash equal to its Pro Rata Portion of the Merger Consideration payable to Common Shareholders (such aggregate amount, the “Share Consideration”), as set forth on the Closing Payments Schedule pursuant to Section 2.1 (which amounts will be calculated on a basis consistent with Schedule 1.7), without interest; and

(ii) Stock Options.  Immediately prior to the Effective Time, each outstanding option to acquire Common Shares (each, a “Stock Option”) will become fully vested and exercisable and at the Effective Time will be canceled, and the applicable Option Holder will become entitled to receive, in lieu of receiving any capital stock of the Company, Merger Sub or the Surviving Corporation and subject to any applicable withholding and payroll deductions, an amount in cash equal to its Pro Rata Portion of the aggregate Merger Consideration payable to Option Holders as set forth on the Closing Payments Schedule pursuant to Section 2.1, which amounts will be calculated on a basis consistent with Schedule 1.7 (such aggregate amount reflecting deductions for the exercise prices of such Stock Options, the “Option Payment”).  For the avoidance of doubt, all out-of-money options will be cancelled and will not have any right to receive any consideration in respect thereof.

(b) Merger Sub.  Each share of capital stock of Merger Sub will be converted into one share of capital stock of the Surviving Corporation.

(c) Adjustments.  Without limiting the other provisions of this Agreement, if, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Common Shares occurs as a result of the exercise of a Stock Option, the Company will reflect such change in the Closing Payments Schedule delivered pursuant to Section 2.1(c).

1.9 Dissenting Shares.  Notwithstanding the foregoing provisions of this Article I, Dissenting Shares, if any, will not be converted into a right to receive the Merger Consideration and the holders thereof will be entitled only to such rights as are granted by Section 262 of the DGCL.  Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL will receive payment therefor from the Surviving Corporation in accordance with the DGCL, except that if any such holder of Dissenting Shares (a) fails to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL or (b) irrevocably withdraws such holder’s demand for appraisal of such shares or loses such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder will forfeit the right to appraisal of such shares and each such share will not constitute a Dissenting Share and will be treated as if it had been converted, as of the Effective Time, into a right to receive the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article I and Article II, without any interest thereon.

II.           PAYMENT OF CONSIDERATION

2.1 Closing Certificate.  Not less than five Business Days prior to the anticipated Closing Date, the Company will deliver to Buyer a written statement (the “Closing Statement”) setting forth:

(a)           a schedule (the “Transaction Expense Payment Schedule”) setting forth the amount necessary to fully discharge the Company’s Transaction Expenses that are unpaid as of immediately prior to the Effective Time, together with wire transfer instructions for each Person listed on the Transaction Expense Payment Schedule and confirmation from each of the Company Professional Advisors that, upon receipt of the wire transfers specified therein, such Company Professional Advisors’ rights to fees and reimbursement of expenses in connection with the Transactions will be fully discharged; and

(b)           a schedule (the “Closing Payments Schedule”) setting forth (i) the aggregate amount of the Merger Consideration, (ii) the aggregate amount to be paid at the Effective Time to the Paying Agent in respect of the Share Consideration, as well as the amount payable in respect of each Common Share, which amount will be calculated on a basis consistent with Schedule 1.7, and (iii) the aggregate amount of the Option Payment, as well as the portion thereof to be paid to each former holder of Stock Options pursuant to Section 2.4.

Prior to the Closing, the Company will provide Buyer and its representatives reasonable access to the records of the Company and its Subsidiaries used in connection with the preparation of the Closing Statement and will cause the personnel of the Company and its Subsidiaries to reasonably cooperate with Buyer in connection with Buyer’s review thereof.  If Buyer disagrees with any calculation set forth in the Closing Statement, it will notify the Company promptly.  Buyer and the Company will each use its reasonable best efforts to resolve any questions or comments to the Closing Statement promptly and in any event prior to the scheduled Closing Date, so as not to result in a delay of the Closing.  If the Company and Buyer cannot agree on the Closing Statement prior to the anticipated Closing Date, then the disputed amounts relating thereto (the “Dispute Amounts”) will be referred for final determination to the Company’s auditor, which will consider only those Dispute Amounts which Buyer and the Company have been unable to resolve.  The Parties will use their reasonable best efforts to cause such auditor to deliver to Buyer and the Company, as promptly as practicable (and in any event, within ten Business Days), its determination of such Dispute Amounts.  Such decision, absent manifest error, will be final and binding on the Parties.  In the event that any Dispute Amounts are submitted to the auditor pursuant to this Section 2.1, the Termination Date will be tolled until the date on which the auditor makes its determination.  In the event that any Dispute Amounts are referred to the Company’s auditor for resolution in accordance with this paragraph, the fees of the Company’s auditor related to the resolution of any Dispute Amounts  pursuant to this paragraph will be borne by Buyer and the Company in inverse proportion as they may prevail on matters resolved by the Company’s auditor, which proportionate allocations will also be determined by the Company’s auditor at the time the determination of the Company’s auditor is rendered on the merits of the matters submitted. Any portion of the auditor’s cost that is determined to be the responsibility of the Company and any out-of-pocket costs incurred by the Company relating to resolution of the Dispute Amounts (including fees and expenses of the Company’s attorneys) will be a Transaction Expense and will be included on the Transaction Expense Payment Schedule for payment at Closing pursuant to Section 2.2(b).

2.2 Closing Payments.  At the Closing, Buyer will deliver by wire transfer of immediately available funds as follows:

(a) an amount sufficient to pay the aggregate Share Consideration to the Paying Agent, in trust for the benefit of the Common Shareholders, payable in accordance with Section 2.3 (such cash, and any proceeds thereon, being hereinafter referred to as the “Merger Fund”);

(b) the amount set forth opposite each Person’s name listed on the Transaction Expenses Payment Schedule, which amount will be paid by wire transfer of immediately available funds in accordance with the instructions set forth in the Transaction Expenses Payment Schedule; and

(c) the aggregate Option Payment to the Company, which amount will subsequently be paid to former holders of Stock Options in accordance with Section 2.4.

2.3 Exchange of Shares.

(a) Paying Agent.  Within the earlier of (x) fifteen days  of the date of this Agreement or (y) five Business Days after the Proxy Statement is mailed, the Company will (i) enter into a paying agent agreement, in form and substance reasonably acceptable to Buyer (the “Paying Agent Agreement”), with Computershare Trust Company, N.A. and Buyer and (ii) provide the Paying Agent with a form letter of transmittal (the “LT”) for the presentation of certificates representing Common Shares converted into the Merger Consideration, in form and substance reasonably acceptable to Buyer, for the Paying Agent to distribute to Common Shareholders.

(b) In accordance with the terms of the Paying Agent Agreement, prior to or as soon as reasonably practicable after the Effective Time (but in no event later than three Business Days following the Effective Time with respect to all Common Shareholders), the Paying Agent will mail an LT to each holder of record whose Common Shares were converted into the Merger Consideration for use in effecting the surrender of Stock Certificates that immediately prior to the Effective Time represented Common Shares (or effective affidavits of loss required by Section 2.3(c) in lieu thereof) and non-certificated Common Shares represented by book-entry (“Book-Entry Shares”) in exchange for the applicable Share Consideration.

(c) Payment Procedures.  On the Closing Date (or at such later date when a Common Shareholder surrenders its Stock Certificate and Book-Entry Shares, as applicable, and delivers his, her or its LT), upon surrender by such Common Shareholder to the Paying Agent of its Stock Certificate(s) or Book-Entry Shares, as applicable, and a duly executed LT, the Paying Agent will pay within three Business Days to each such Common Shareholder, by wire transfer of immediately available funds to the account of such Common Shareholder specified in the LT, such Common Shareholder’s Pro Rata Portion of the Share Consideration (as determined in accordance with Section 1.8 and Section 2.1(c)).  Until so surrendered, each Stock Certificate or Book-Entry Share, as applicable, will be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender, the Share Consideration deliverable in respect thereof to which such Person is entitled pursuant to this Article II.  No interest will be paid or accrued in respect of such cash payments.  The Paying Agent will provide Buyer a copy of each duly executed LT, including such Common Shareholder’s Stock Certificate or Book-Entry Share, as applicable, within three Business Days of receipt from such Common Shareholder.  If the Share Consideration (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Stock Certificates or Book-Entry Shares, as applicable, surrendered in exchange therefor are registered, it will be a condition to the payment of such portion of the Share Consideration that the Stock Certificates or Book-Entry Shares, as applicable, so surrendered are properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and that the Person requesting such transfer pay to the Paying Agent any transfer or other Taxes payable by reason of the foregoing or establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not required to be paid.  In the event any Stock Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate, the portion of the Share Consideration deliverable in respect thereof as determined in accordance with this Article II; provided, that the Person to whom such portion of the Share Consideration is paid will, as a condition precedent to the payment thereof, indemnify the Paying Agent, Buyer, Merger Sub, the Company (including the Surviving Corporation after the Effective Time) and any of their respective Affiliates in a manner reasonably satisfactory to them against any claim that may be made against the Paying Agent, Buyer, Merger Sub or the Company (including the Surviving Corporation after the Effective Time) and any of their respective Affiliates with respect to the Stock Certificate, claimed to have been lost, stolen or destroyed.

(d) Closing of Share Register.  At the Effective Time, the shareholders’ register of the Company will be closed, and there will be no further registration of transfers on the shareholders’ register of the Surviving Corporation of the Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Stock Certificates (or effective affidavits of loss in lieu thereof) are presented to the Surviving Corporation for transfer, they will be cancelled and exchanged for the proper amount pursuant to this Article II, subject to applicable Law in the case of the Dissenting Shares.

(e) Withholding.  Notwithstanding anything to the contrary in this Agreement, each of Buyer, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be withheld or deducted and timely remitted under the Code or any applicable provision of U.S. state, U.S. local or foreign Tax Law with respect to the making of such payment.  To the extent that amounts are so withheld or deducted, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid in respect of which such deduction and withholding were made.

(f) Termination of Merger Fund.  Any portion of the Merger Fund (including the proceeds of any investments thereof) that remains undistributed to the former Common Shareholders for one year after the Effective Time will be delivered to the Surviving Corporation upon demand, and any former Common Shareholders who have not theretofore complied with this Article II will thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), and the Surviving Corporation will remain liable (subject to abandoned property, escheat or other similar Laws), for payment of such holder’s portion of the aggregate Merger Consideration upon due surrender of their Common Shares and the execution of customary documentation, including an LT.

(g) No Liability; Escheat.  Notwithstanding anything herein to the contrary, none of the Company, Buyer, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former Common Shareholder for any amount properly delivered from the Merger Fund to a public official pursuant to any abandoned property, escheat or similar Law.  If any certificate or Book-Entry Share has not been surrendered immediately prior to such date on which the portion of the aggregate Merger Consideration payable to the holder of such certificate or Book-Entry Share pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of the Surviving Corporation.

(h) Payments to Paying Agent; Investment.  Notwithstanding any other provision in this Agreement, all payments by Buyer, Merger Sub or the Surviving Corporation to the Paying Agent in accordance with the terms of this Article II for the satisfaction of any obligation (including payment of the Share Consideration) will constitute full satisfaction to the applicable Common Shareholder or otherwise, except that if there are any losses due to an investment of the Merger Fund, such that the Merger Fund is no longer sufficient to pay the aggregate Share Consideration, Buyer will promptly deposit in the Merger Fund cash in an amount required to fully satisfy the aggregate Share Consideration.  The Paying Agent will invest all cash included in the Merger Fund as set forth in the Paying Agent Agreement.

2.4 Payment of Stock Options.  On the first applicable scheduled payroll date following the Closing, Buyer will cause the Surviving Corporation to pay to each former holder of a Stock Option the amount payable to such former holder as set forth on the Closing Payments Schedule, against delivery of a Release Agreement.

III.           REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, the Company represents and warrants to Buyer as follows:

3.1 Corporate Organization of the Company.  The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or operate its properties and assets and to conduct its business as it is now being conducted.  Schedule 3.1 sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  The copies of the certificate of incorporation and bylaws of the Company made available by the Company to Buyer are true, correct and complete.

3.2 Subsidiaries.  The Subsidiaries of the Company are set forth on Schedule 3.2.  The Company’s Subsidiaries have been incorporated or organized and are validly existing under the laws of their state of incorporation or organization and have the requisite power and authority to own or lease their properties and to conduct their business as it is now being conducted.  Schedule 3.2 sets forth each jurisdiction in which each Subsidiary is licensed or qualified to do business, and each such Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  The copies of the organizational documents of such Subsidiaries made available by the Company to Buyer are true, correct and complete.

3.3 Due Authorization.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements and (subject to the approvals described below) to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized and approved by the Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the adoption of this Agreement by the vote of a majority of the Common Shares (the “Required Shareholder Approval”)).  This Agreement has been duly and validly executed and delivered by the

Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (such exception, the “Bankruptcy Exception”).

(b) The Company, by resolutions duly adopted by a vote at a meeting of all directors of the Company duly called and held and, as of the hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Common Shareholders, (ii) approved and declared advisable this Agreement and the Transactions, in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Common Shareholders for adoption, and (iv) resolved to recommend that the Common Shareholders adopt this Agreement (collectively, the “Company Board Recommendation”).

3.4 No Conflict.  Subject to the receipt of the Authorizations and other requirements set forth in Section 3.5, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Company and the consummation of the Transactions, including the Merger, as herein provided do not and will not, except as set forth on Schedule 3.4 (a) violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of the Company, or any of its Subsidiaries, (b) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any judgment, court order or consent decree or any Material Contract to which the Company or any Subsidiary is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties and assets are subject (including any Material Contract), (c) result in the creation or imposition of any material Lien other than a Permitted Lien on any properties or assets of the Company or the Common Shares (other than any Liens resulting from any actions taken by Buyer at or in connection with the Transactions, including the Financing), or (d) subject in the case of the Merger to the Required Shareholder Approval, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or any Order to which the Company, any of its Subsidiaries or any of their respective properties or assets are subject, except to the extent that, in the case of clauses (b) and (d), the occurrence of any of the foregoing would not reasonably be expected to have a Material Adverse Effect on the Company.

3.5 Governmental Authorities; Consents.

(a) Assuming the accuracy of the representations and warranties of Buyer in this Agreement, except (a) the applicable requirements of the HSR Act and (b) the filing of the Certificate of Merger in accordance with the DGCL, no Authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement, the Ancillary Agreements or the consummation of the Transactions, other than those which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) There are no judicial, administrative or other governmental actions, proceedings or investigations pending or, to the Knowledge of the Company, threatened, relating to the Company that if adversely determined, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into or perform its obligations under this Agreement or on the ability of the Company to consummate the Transactions.

3.6 Capitalization of the Company and its Subsidiaries.

(a) The authorized capital stock of the Company consists of 1,100,000 Common Shares, of which 935,452 shares are issued and outstanding (excluding treasury shares) as of the date that is three Business Days prior to the date of this Agreement (the “Measurement Date”) and 100,000 shares of Preferred Stock, par value $0.01 per share, none of which is issued and outstanding as of the date of this Agreement.  All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable.  As of the Measurement Date, there are Stock Options to purchase in the aggregate 74,400 Common Shares.  As of the Measurement Date, 22,179 shares of capital stock are held by the Company as treasury shares.  Schedule 3.6(a) sets forth, as of the Measurement Date, (i) all holders of record of issued and outstanding Common Shares and (ii) all holders of an outstanding Stock Option, together with the grant date, vesting schedule, exercise price and number of Common Shares subject thereto for such Stock Options.

(b) Except as set forth in Section 3.6(a), there are no outstanding options, warrants, rights, preemptive rights or other similar rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of the Company, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of the Company or any other agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock.

(c) The outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.  The Company or one or more of its Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens, other than Permitted Liens.  There are no outstanding options, warrants, rights, preemptive rights or other similar rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of such Subsidiaries’ capital stock or any other agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

3.7 Financial Statements and Other Financial Information.  Schedule 3.7 includes the audited consolidated balance sheet (the “Balance Sheet”) and statements of income, cash flow and stockholders’ equity of the Company and its Subsidiaries as of and for the 12-month periods ended June 29, 2013 and June 30, 2012, together with the auditor’s reports thereon (the “Audited Financial Statements”), and (b) the unaudited consolidated balance sheet (the “Interim Balance Sheet”) and statement of income of the Company and its Subsidiaries as of and for (i) the quarterly period ended March 29, 2014 and (ii) the 12-month period ended June 28, 2014 (collectively, the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated therein. The Financial Statements have been prepared in conformity with GAAP (except as may be indicated in the notes thereto), and subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and to the exception that the Unaudited Financial Statements do not contain footnote disclosures.

3.8 Undisclosed Liabilities.  As of the date of this Agreement, there is no liability against the Company or any of its Subsidiaries of a type required to be reflected in or reserved for on a balance sheet prepared in accordance with GAAP, except for any such liability (a) reflected in or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that has arisen since the date of the most recent balance sheet included in the Financial Statements in the Ordinary Course of Business of the Company and its Subsidiaries or (c) which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.9 Absence of Changes.  From June 29, 2013 through the date of this Agreement, (a) there has not been any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (b) except for the process giving rise to this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their businesses and operated their properties in the Ordinary Course of Business, and (c) other than actions disclosed on any Schedule to this Agreement, resolved prior to the date of this Agreement or no longer effective, neither the Company nor any of its Subsidiaries took any action that, if Section 5.1(b) had applied in such period, would have constituted a material breach thereof.

3.10 Litigation and Proceedings.  There are no pending or, to the Knowledge of the Company, threatened, Actions at law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority against the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.11 Properties.  The tangible and intangible properties owned, leased, subleased or licensed by the Company or its Subsidiaries at the Closing will constitute substantially all of the tangible or intangible properties historically used to conduct the business of the Company and its Subsidiaries.  The tangible property material to the business or operations of the Company and its Subsidiaries is, taken as a whole, in good operating condition and repair in all material respects (normal wear and tear excepted).

3.12 Legal Compliance and Authorizations.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries are, in compliance with all applicable Laws, and (ii) the Company and its Subsidiaries have not received written notice from any Governmental Authority that remains outstanding alleging that the Company and its Subsidiaries are in violation of any applicable Law.

(b) The Company and its Subsidiaries have obtained all Authorizations necessary under applicable Law to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects.

(c) This Section 3.12 will not apply to any of the subject matters addressed in Section 3.14 (Employee Benefit Plans), Section 3.16 (Taxes) or Section 3.21 (Environmental Matters).

3.13 Contracts; No Defaults.

(a) Schedule 3.13 contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party and has continuing obligations or rights (collectively, the “Material Contracts”).  True, correct and complete copies of the Material Contracts have been delivered to or made available to Buyer.

(i) Each Contract that the Company reasonably anticipates will involve aggregate payments or consideration furnished by or to the Company or any of its Subsidiaries of more than $1,000,000 in any calendar year;

(ii) Each Contract that grants any Person any (A) exclusive license, supply, distribution or other rights in favor of any customer that is material to the Company’s business, (B) exclusive rights to purchase any Company products, or (C) any “most favored nation” rights in favor of any customer that is material to the Company’s business;

(iii) Each Contract, in each case, under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness of more than $250,000.

(iv) Each Contract that purports to limit, curtail or restrict the right of the Company or any of its Subsidiaries to engage or compete in any business in any geographic area or in any other way;

(v) Each Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) entered into on or after December 31, 2010;

(vi) Each Contract relating to Intellectual Property, other than licenses of Commercially Available Software, that requires a license or royalty payment to or license or royalty payment by, the Company and its Subsidiaries of more than $250,000 in any calendar year;

(vii) Each lease or sublease under which the Company or one of its Subsidiaries currently leases or occupies Leased Real Property, in each case, that has a term longer than one-year;

(viii) Each independent contractor or consulting Contract with a natural Person that involves total cash consideration of more than $150,000 in any calendar year, in each case, which may not be terminated at will or by giving notice of 30 days or less without cost or penalty;

(ix) Each joint venture Contract, partnership agreement or limited liability company agreement;

(x) Each Contract with any employee, officer or director of the Company or any of its Subsidiaries (other than Employee Plans);

(xi) Each Contract relating to a capital expenditure or for the purchase of any equipment, materials, supplies or services in excess of $1,000,000;

(xii) Each Contract under which any other Person has provided a guarantee on any material Indebtedness of the Company or any of its Subsidiaries;

(xiii) Each Contract under which the consequences of a default or termination would be reasonably likely to have a Material Adverse Effect on the Company; and

(xiv) Each Contract (i) that contains an earn-out, tail or similar provision (other than indemnification) that currently requires payments or may require payments in the future by the Company or any of its Subsidiaries or (ii) that is an acquisition agreement which contains an indemnity obligation of the Company or its Subsidiaries, in each case, to the extent such provisions or obligations have not expired in accordance with their respective terms with no further liability to the Company or its Subsidiaries.

(b) As of the date of this Agreement, all of the Material Contracts listed or required to be listed on Schedule 3.13 are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto.  As of the date of this Agreement, (A) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in material breach of or material default under any such Material Contract and (B) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Material Contract.

3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) contains a list of each material Employee Plan in effect on the date of this Agreement.  The Company has made available to Buyer true and complete copies of each material Employee Plan or, in the case of an unwritten Employee Plan, a written description of the material terms.

(b) Neither the Company nor any of its Subsidiaries has any current or potential liability under Title IV of ERISA or Section 412 or Section 4980B of the Code, or with respect to any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code;

(c) Each Employee Plan which covers current or former employees of the Company or any of its Subsidiaries that is intended to be qualified within the meaning of Section 401 of the Code is so qualified and has either (x) received a favorable determination or opinion letter from the IRS regarding its tax-qualification or (y) has applied, or will apply for such letter during the applicable remedial amendment period, and to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of such qualification or the denial or revocation of such determination or opinion letter, as the case may be;

(d) Neither the Company nor any of its Subsidiaries contributes to, or is obligated to contribute to, any Multiemployer Plan, has any liability to provide post-employment medical or life insurance benefits or coverage, except as may be required by applicable Laws, or has any liability or obligation (or contingent liability or obligation) to pay any amount in respect of taxes under Section 409A of the Code;

(e) The Employee Plans have been maintained in all material respects in accordance with their terms and all applicable Laws.  No actions, claims or proceedings (other than in connection with routine claims for benefits) are pending or, to the Knowledge of the Company, threatened against or in respect of any Employee Plan, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(f) Neither the Company nor any of its Subsidiaries has any material liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code.  Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Pension Plan.  The Secretary of Labor has not assessed a civil penalty under Section 502(l) of ERISA that remains unpaid; and

(g) Neither the execution and delivery of this Agreement nor the Transactions will, alone or together with any other event, result in or satisfy any requirement to, increase the amount of or accelerate the time of payment, vesting or funding of, any payment or benefit under any Employee Plan, or result in any payment or benefit from the Company with respect to which a deduction is reasonably likely to be disallowed under Section 280G of the Code. No Employee Plan contains a promise to pay on behalf of a current or former employee Taxes imposed on such employee under Section 4999 of the Code.

3.15 Labor Relations and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement or understanding with any labor organization or is subject to any organized labor dispute, strike or work stoppage, and, to the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are represented by any labor organization; and

(b) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable federal and state Laws respecting employment and employment practices, terms and conditions of employment, verification of eligibility for employment, immigration, employee classification and wages and hours.

3.16 Taxes.  Except as set forth on Schedule 3.16:

(a) The Company and each of its Subsidiaries has timely filed or caused to be timely filed all income and other material Tax Returns that were required to be filed by it (taking into account any applicable extension of time within which to file) and each such Tax Return filed by each such entity is complete and accurate in all material respects.

(b) All material Taxes of the Company and each of its Subsidiaries that are due and payable (whether or not shown on a Tax Return) have been paid, other than any Taxes being contested in good faith by appropriate proceedings for which reserves have been provided that are adequate (in accordance with GAAP) in all material respects.

(c) The unpaid Taxes of the Company and each of its Subsidiaries as of June 29, 2014 did not materially exceed the reserves for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the balance sheet as of that date in the applicable Financial Statements, and there will be no increase in unpaid Taxes or in the Tax reserve from June 29, 2014 through the Closing Date other than for items arising in the Ordinary Course of Business.

(d) All material Tax deficiencies, assessments or other claims asserted against the Company or any of its Subsidiaries by any Tax authority have been paid or fully and finally settled, and, to the Knowledge of the Company and its Subsidiaries, no issue giving rise to any such Tax deficiencies, assessments or other claims reasonably could be expected to result in a proposed material deficiency, material assessment or other material claim for any prior, parallel or subsequent period (including periods subsequent to the Closing Date).

(e) None of the Company or any of its Subsidiaries is (i) currently the subject of any Tax audit or other examination (and no Tax audit or other examination is pending or, to the Knowledge of the Company and its Subsidiaries, has been proposed or threatened) or (ii) engaged in any administrative or judicial proceeding with respect to any Tax matter.

(f) None of the Company or any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to any Taxes that has not since expired.

(g) All material Taxes that the Company or any of its Subsidiaries was required by law to withhold or collect in connection with amounts paid or owing to, or any allocations or distributions to, any employee, independent contractor, creditor, stockholder, member or other third party has been duly and timely withheld or collected and, to the extent required, timely paid over to the proper Tax authorities.

(h) None of the Company or any of its Subsidiaries (i) has been a member of any affiliated, consolidated, combined, unitary or similar Tax group for any U.S. federal, state, local or non-U.S. Tax purpose (other than being a member of the consolidated, affiliated or unitary tax group of which the Company is the common parent), (ii) is liable for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 or 1.1502-78(b)(2) (or any similar provision of state, local or non-U.S. Tax law), as a transferee or successor, by contract or otherwise (other than as a result of being a member of the consolidated, affiliated or unitary tax group of which the Company is the common parent) or (iii) is a party to any Tax sharing, Tax allocation or Tax indemnification agreement or similar agreement (other than (X) an agreement involving only the Company or its Subsidiaries or (Y) any agreements that are pursuant to customary commercial contracts entered into in the Ordinary Course of Business and are not primarily related to Taxes).

(i) No claim has been made in writing by any Tax authority in a jurisdiction in which the Company or any of its Subsidiaries does not pay Tax or file a Tax Return that such entity is or may be subject to Taxation by that jurisdiction.

(j) There are no Tax liens with respect to any asset of the Company or any of its Subsidiaries, other than Permitted Liens.

(k) Since June 30, 2006, none of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(l) None of the Company or any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period ending after the Closing Date as a result of (i) any change in method of accounting with respect to any taxable period beginning on or prior to the Closing  Date under Section 481 of the Code (or any similar provision of state, local or non-U.S. law), (ii) any closing agreement with a Taxing authority entered into prior to the Closing, (iii) any installment sale, open transaction or intercompany transaction occurring on or prior to, or any prepaid income received on or prior to, the Closing Date or (iv) any election pursuant to Section 108(i) of the Code.

(m) None of the Company or any of its Subsidiaries has ever participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n) The Company is not and has not been at any time within the five years preceding the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(o) No power of attorney with respect to any Tax matter of the Company or any of its Subsidiaries has been executed or filed and remains currently in effect.

(p) None of the assets of the Company or any of its Subsidiaries directly or indirectly secures any Indebtedness the interest of which is Tax-exempt under Section 103(a) of the Code, and the Company is not directly or indirectly an obligor or a guarantor with respect to any such Indebtedness.

(q) The Company has made available to Buyer true and complete copies of (i) all applicable Tax Returns filed by the Company or any of its Subsidiaries for the last three taxable years ended prior to the date of this Agreement (except for those Tax Returns that have not yet been filed) and (ii) any audit correspondence issued by the IRS or any other taxing authority with respect to any Taxable year of the Company or any of its Subsidiaries that remains open.

3.17 Insurance.  Schedule 3.17 sets forth all the material insurance policies of the Company and any Subsidiaries (the “Insurance Policies”), which list includes (a) the name of the insurer and agent, (b) the amount of coverage and (c) the expiration date, as applicable.  Each Insurance Policy is currently in full force and effect in all material respects all insurance premiums for such policies have been timely paid and the Company and its Subsidiaries are in material compliance with the terms and conditions of the Insurance Policies.  Neither the Company nor any Subsidiary has received any notice of cancellation or non-renewal of any Insurance Policy.  Neither the Company nor any Subsidiary has received any declination of coverage from insurers with respect to any currently pending claim tendered for defense or recovery.

3.18 Real Property.

(a) Schedule 3.18 lists, as of the date of this Agreement, all Owned Real Property and Leased Real Property of the Company and its Subsidiaries.  The Company or one of its Subsidiaries has good and valid fee simple title to all such Owned Real Property, subject only to any Permitted Liens.  The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in all Leased Real Property of the Company, subject only to any Permitted Liens.

(b) With respect to the Owned Real Property and the Leased Real Property (the Leased Real Property together with the Owned Real Property, the “Real Property”), (i) the present use of the Real Property does not violate any restrictive covenant or other agreement in any material respects, the effect of which would interfere with or prevent the continued use of the Real Property for the purposes for which it is now being used, (ii) no condemnation, eminent domain, or similar proceeding exists, is pending or, to the Knowledge of the Company, is threatened, with respect to or that would reasonably be expected to affect any Real Property in any material respect, (iii) there are no outstanding options, rights of first refusal or other agreements to which the Company or any Subsidiary is a party that affect the Real Property, except as set forth in Schedule 3.18, (iv) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the rights of use or occupancy of any portion of any Real Property except as set forth in Schedule 3.18, (v) each of the leases described in Schedule 3.18 is in full force and effect substantially in accordance with the terms thereof and true and complete copies of all such leases have been delivered to Buyer, and (vi) neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any such lease.

3.19 Intellectual Property.

(a) Schedule 3.19 sets forth a list of each patent, registered trademark, registered service mark or trade name, registered copyright, domain name and all applications for the foregoing (and pending applications for the foregoing) owned by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, “Company Intellectual Property”).  The Company or one of its Subsidiaries owns, or has the valid right to use pursuant to license, sublicense, agreement or permission, all material Intellectual Property used or held for use in or that is otherwise reasonably necessary in connection with the operation of the business of the Company and its Subsidiaries, as presently conducted, free and clear of any Liens, other than Permitted Liens.  No Company Intellectual Property or, to the Knowledge of the Company, other material owned Intellectual Property, has been abandoned, canceled or adjudicated invalid (excepting any abandonments or expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company’s rights thereto.  The Company has timely made all filings and payments with the appropriate foreign or domestic agencies, as applicable, necessary to maintain or prosecute all Company Intellectual Property.  All Company Intellectual Property are subsisting, valid, enforceable, and in full force and effect.

(b) To the Knowledge of the Company, the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person in any material respect, and, the Company and its Subsidiaries have not received from any Person since June 30, 2011 any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of any Person, or any written notice, charge, complaint, claim or other written assertion challenging the ownership, validity or enforceability of any

Intellectual Property owned by the Company and its Subsidiaries, in each case, that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or that has otherwise been resolved.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no third party infringes, misappropriates or violates any Intellectual Property rights owned or exclusively licensed by or to the Company or any of its Subsidiaries.

(c) The Company has taken reasonable measures to protect the secrecy and confidentiality of all material confidential Intellectual Property (except for such Intellectual Property whose value would be unimpaired in any material respect by disclosure). To the Knowledge of the Company, no confidentiality obligation in favor of the Company or any of its Subsidiaries is currently being breached or remains unresolved.

(d) Since June 30, 2011, the Company and its Subsidiaries have taken commercially reasonable actions to safeguard the internal and external integrity of the Systems used by the Company and its Subsidiaries for their respective operations, and all information stored, processed or transmitted thereby, from any unauthorized interruption, access, use or modification by third parties, including employing firewalls, up-to-date virus and other malicious or disabling code detection and removal programs, and back-up, disaster recovery and business continuity programs.  To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of security, including any breach of security of personally identifiable information or credit/payment information maintained, processed or transmitted by the Company or any of its Subsidiaries which has required, or which has been determined does or will require, notice thereof to any Person under any applicable Law.

(e) The Company and its Subsidiaries own or have valid rights to use (by license or lease) the Systems used or held for use in the operation of their respective businesses, and the Systems are sufficient to continue to operate the business in the Ordinary Course of the Business, including bandwidth, scalability and information storage and processing.

3.20 Transactions with Affiliates.  Schedule 3.20 lists (i) all Contracts (other than ordinary course customer relationships) between or among the Company and/or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Principal Shareholder or, to the Knowledge of the Company, any of its respective Affiliates (other than the Company and its Subsidiaries), on the other hand and (ii) to the Knowledge of the Company, all Contracts between or among the Company and/or any of its Subsidiaries, on the one hand, and any Person known by the Company to be a Common Shareholder (other than any Principal Shareholder) or, to the Knowledge of the Company, any of its respective Affiliates (other than the Company and its Subsidiaries), on the other hand (other than ordinary course customer relationships).

3.21 Environmental Matters.

(a) Since June 30, 2011, and to the Knowledge of the Company from June 30, 2006 through June 30, 2011, there has been no Release or threat of Release of Hazardous Materials at any facility currently or formerly owned or operated by the Company or any of its Subsidiaries which would reasonably be expected to result in any material Environmental Liability.

(b) Each of the Company and its Subsidiaries and their respective facilities and operations is and since June 30, 2011, has been in material compliance with Environmental Laws and possesses and is in material compliance with all permits required under Environmental Laws for the conduct of its business and activities and all such permits are in full force and effect.

(c) Neither the Company nor any of its Subsidiaries has, since June 30, 2011, received notice of any material claim, action, demand or notice under Environmental Laws or, to the Knowledge of the Company, is otherwise subject to any material Environmental Liability, including any such liabilities in connection with any formerly owned or operated facilities or any predecessors in interest.

(d) Neither the Company nor any of its Subsidiaries is a party, or is otherwise subject, to any agreement pursuant to which it has retained, assumed or agreed to indemnify any Person with respect to known or unknown material Environmental Liabilities.

3.22 Suppliers.  Schedule 3.22 sets forth a true, complete and correct list of the ten largest suppliers to the Company and its Subsidiaries (“Suppliers”) (determined by the amount of total purchases), for each of the 12-month periods ended June 29, 2013 and 2014, together with the volume of purchases made from such Suppliers during such period.  Since June 29, 2013, no Supplier has materially reduced or otherwise discontinued or, to the Knowledge of the Company, threatened to materially reduce or discontinue, supplying such goods, materials or services to the Company or any of its Subsidiaries on reasonable terms to the Company and its Subsidiaries.

3.23 Brokers’ Fees.  No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates, except for Centerview Partners LLC and Piper Jaffray & Co.

3.24 Information in Proxy Statement.  The Proxy Statement will not, at the date it is first mailed to the Common Shareholders, at any time it is subsequently amended or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of all applicable Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Buyer and Merger Sub specifically for inclusion in the Proxy Statement.

3.25 No Outstanding Bankruptcy Obligations.  There are no remaining obligations of the Company or any of the Company Subsidiaries to pay any amounts pursuant to the Second Amended Joint Plan of Reorganization of Harry & David Holdings, Inc. and its Debtor Subsidiaries, as Modified and Restated, which plan was confirmed by the United States Bankruptcy Court for the District of Delaware on August 29, 2011, and which became effective on September 13, 2011.

3.26 Inventory.  All inventory of the Company and its Subsidiaries is usable in all material respects, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established, all in the Ordinary Course of Business, and since the June 28, 2014, the Company has purchased inventory in accordance with its budget plan in the Ordinary Course of Business.

3.27 Books and Records.  The books and records of the Company and each Subsidiary, are complete and correct in all material respects and have been maintained in accordance with applicable Law.  At the Closing, all of those books and records will be in the possession of the Company or one of its Subsidiaries.

3.28 No Additional Representation or Warranties.  Except as provided in this Article III with respect to the Company only, (a) neither the Company nor any of its Affiliates, nor any of its directors, officers, Affiliates, employees, stockholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to Buyer or Merger Sub or their Affiliates and (b) no such Person will be liable in respect of the accuracy or completeness of any information provided to Buyer or Merger Sub or their Affiliates, including in respect of any forecasts or projections of future business, results of operations or prospects, any data room maintained by the Company or information included in any management presentation or the Confidential Information Memorandum dated April 2014 (the “Confidential Information Memorandum”).  The representations and warranties made in this Agreement are in lieu of all other representations and warranties the Company and its Affiliates might have given Buyer or Merger Sub.  Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions regarding the Company, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer pursuant to the Confidentiality Agreement or included in the Confidential Information Memorandum) or management presentations that have been or that are hereafter provided to Buyer or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will limit Buyer’s right to rely on the representations, warranties, covenants and agreements expressly set forth in this Agreement or in any of the agreements, instruments and documents contemplated hereby or delivered in connection herewith.  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will limit Buyer’s right to rely on the representations, warranties, covenants and agreements expressly set forth in this Agreement or in any of the agreements, instruments and documents contemplated hereby or delivered in connection herewith.

IV.           REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company as follows:

4.1 Corporate Organization.  Each of Buyer and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.  Each of Buyer and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to materially impair the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions.  Merger Sub is a direct, wholly owned subsidiary of Buyer.  Since its date of formation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

4.2 Due Authorization.  Each of Buyer and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized and approved by the board of directors or similar governing body of Buyer and Merger Sub, and no other corporate proceeding on the part of Buyer or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Buyer in its capacity as the sole shareholder of Merger Sub, which adoption will occur immediately following execution of this Agreement).  This Agreement has been duly and validly executed and delivered by each of Buyer and Merger Sub and this Agreement constitutes a legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject in each case to the Bankruptcy Exception.

4.3 No Conflict.  The execution and delivery of this Agreement by Buyer and Merger Sub and the consummation of the Transactions, including the Merger, as herein provided do not and will not (a) violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of Buyer or Merger Sub, (b) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any judgment, court order or consent decree or any material Contract to which the Company or any Subsidiary is a party or by which Buyer or any of its Subsidiaries (including Merger Sub) is bound or to which any of their respective properties and assets are subject or result in the creation or imposition of any material Lien on any properties or assets of Buyer or its Subsidiaries, or (c) conflict with or violate any Law applicable to Buyer, any of its Subsidiaries (including Merger Sub) or any of their respective properties or assets or any Order to which Buyer, any of its Subsidiaries (including Merger Sub) or any of their respective properties or assets are subject, except to the extent that the occurrence of any of the foregoing would not reasonably be expected to prevent or materially delay or impair the ability of either Buyer or Merger Sub to perform its obligations under this Agreement and to consummate the Transactions.

4.4 Litigation and Proceedings.  There are no pending or, to the Knowledge of Buyer, threatened, Actions at law or in equity, or, to the Knowledge of Buyer, investigations, before or by any Governmental Authority against Buyer or Merger Sub which, if determined adversely, would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions.

4.5 Governmental Authorities; Consents.  Assuming the accuracy of the representations and warranties of the Company contained in this Agreement, no Authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer or Merger Sub with respect to Buyer’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act or any similar Antitrust Law or (b) the filing of the Certificate of Merger in accordance with the DGCL.

4.6 Financial Ability.

(a) At the Closing, Buyer will have or have immediately available to it, sufficient funds necessary to consummate the Transactions and pay the Merger Consideration and all other cash amounts payable pursuant to Article II.  As of the date of this Agreement, Buyer has received an executed debt commitment letter, dated as of the date of this Agreement (the “Commitment Letter”), from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., and Wells Fargo Securities, LLC (the “Financing Sources”), pursuant to which the Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of financing set forth therein (the “Financing”), for the purpose of financing the Transactions.  A true and complete copy of the fully executed Commitment Letter as in effect on the date of this Agreement has been provided to the Company.  A redacted version of each fee letter related to the Commitment Letter as in effect on the date of this Agreement that contains any conditions to funding or “flex” provisions or other substantive provisions, and excludes only those provisions related solely to fees and economic terms and other commercially sensitive numbers specified therein, has been provided to the Company.  Buyer has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement.  As of the date of this Agreement, the Commitment Letter is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, each other party thereto, and is in full force and effect, in each case except as such enforceability may be limited by the Bankruptcy Exception, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and does not contain any material misrepresentation by Buyer.  As of the date of this Agreement, to the knowledge of Buyer, no amendment or modification to, or withdrawal, termination or rescission of, the Commitment Letter is contemplated.  The aggregate proceeds contemplated by the Commitment Letter will be sufficient, if funded, to pay the amounts to be paid by Buyer, Merger Sub and the Surviving Corporation under Section 2.2 of this Agreement and to satisfy all of the obligations of Buyer under this Agreement, including paying the Merger Consideration at Closing and paying all related fees and expenses.  Except for the fee letters referred to in the Commitment Letter, as of the date of this Agreement, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing, as applicable of the Financing other than as expressly set forth in the Commitment Letter.  As of the date of this Agreement, to the knowledge of Buyer, there are no conditions precedent or other contingencies (i) related to the funding of the full amount of the Financing or any provisions that could reduce the aggregate amount of the Financing set forth in the Commitment Letter or the aggregate proceeds contemplated by the Commitment Letter or (ii) that could otherwise adversely affect the conditionality, enforceability or availability of the Commitment Letter with respect to all or any portion of the Financing, in each case other than as set forth in the Commitment Letter.

(b) Buyer and Merger Sub each affirm that their respective obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

4.7 Information in Proxy Statement.  None of the information supplied or to be supplied by Buyer, Merger Sub or any of their Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Common Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warrant is made by Buyer or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Proxy Statement.

4.8 Brokers’ Fees.  Other than, Wells Fargo Securities, LLC, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Buyer or any of its Affiliates.

4.9 Surviving Corporation After the Merger.  After giving effect to the Merger, on a consolidated basis of Buyer and the Surviving Corporation and their respective Subsidiaries will have adequate capital and liquidity with which to engage in its business and will be able to pay its debts as they become due and mature, in the ordinary course of business consistent with past practice (including changes due to seasonal variations).

4.10 No Additional Representation or Warranties. Except as provided in this Article IV with respect to the Buyer or Merger Sub, (a) neither the Buyer, Merger Sub nor any of their respective Affiliates, nor any of its directors, officers, Affiliates, employees, stockholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to Company, the Equity Holders or their Affiliates and (b) no such Person will be liable in respect of the accuracy or completeness of any information provided to the Company or the Equity Holders or their Affiliates.  The representations and warranties made in this Agreement are in lieu of all other representations and warranties Buyer or Merger Sub might have given the Company.  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will limit the Company’s right to rely on the representations, warranties, covenants and agreements expressly set forth in this Agreement or in any of the agreements, instruments and documents contemplated hereby or delivered in connection herewith.

4.11 Acquisition of Interests for Investment.  Buyer has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its participation in this Merger.  Buyer is acquiring the capital stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling capital stock of the Surviving Corporation.  Buyer understands and agrees that capital stock of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

V.           COVENANTS

5.1 Conduct of Business.

(a) From the date of this Agreement through the Closing, the Company will, and will cause each of its Subsidiaries to, except as expressly contemplated by this Agreement, (including in accordance with Section 5.1(b), but subject to the terms thereof), as required by applicable Law or as consented to by Buyer in writing, operate its business in the ordinary course consistent with past practice.

(b) Except as set forth on Schedule 5.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent may not be unreasonably conditioned, withheld, delayed or denied as to Sections 5.1(b)(xii), 5.1(b)(xiii), 5.1(b)(xvi) and 5.1(b)(xxvii) (insofar as applicable to Sections 5.1(b)(xii), 5.1(b)(xiii) or 5.1(b)(xvi)), the Company will not, and the Company will cause its Subsidiaries not to:

(i) amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as required by Section 1.5 or applicable Law;

(ii) split, combine or reclassify any of its capital stock or authorize the issuance of securities in lieu of or in substitution for shares of its capital stock or purchase, redeem or acquire any shares of its capital stock or its other securities (including stock options);

(iii) issue, sell, pledge, transfer or encumber, or authorize to issue, sell, pledge, transfer or encumber, any shares of its capital stock or other ownership interests owned by it, as applicable, or issue, sell, pledge, transfer or encumber, or authorize to issue, sell, pledge, transfer or encumber, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or Contract with respect to the issuance, sale, pledge, transfer or encumbrance of, any shares of its capital stock or any other ownership interests, as applicable, or any stock appreciation rights, securities with profit participation features, phantom stock, restricted stock, restricted stock units, performance awards or other rights relating to capital stock or equity interests, except for (A) the issuance by the Company of shares of common stock of the Company pursuant to the terms of any Equity Awards outstanding as of the date of this Agreement or (B) the issuance of options in the Ordinary Course of Business in connection with the hiring of employees;

(iv) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock, or any dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company or enter into any agreement with respect to the voting of its capital stock;

(v) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities of the Company or any rights, warrants or options to acquire any such shares or other securities;

(vi) modify, amend or terminate, or enter into, any Contract that is or would be a Material Contract of a type required to be listed on Schedule 3.13(a), except in the Ordinary Course of Business;

(vii) other than the sale of inventory in the Ordinary Course of Business, sell, assign, transfer, convey, lease, transfer, license, sublicense, surrender, abandon, allow to lapse, waive, release or otherwise dispose of any material rights, powers, claims, debts, properties, assets, entities, or businesses;

(viii) except as otherwise required by Law or Employee Plans as in effect on the date hereof, (A) take any action with respect to the grant of any material severance or material termination pay or (B) adopt, enter into or amend any Employee Plan, other than in the Ordinary Course of Business;

(ix) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, acquire or purchase, or agree to acquire or purchase, the capital stock or other equity interests of any Person or make any capital contribution to, or investment in, any Person or any division thereof;

(x) except for Indebtedness incurred under the Company’s existing credit facilities or incurred under letters of credit each in the Ordinary Course of Business, (A) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, or otherwise incur any material Indebtedness, or (B) issue, offer, place or arrange any debt securities or commercial bank financing or other credit facilities;

(xi) make any loans or advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the Ordinary Course of Business;

(xii) (A) make, modify or revoke any income or other material Tax election or amend any material Tax Return or permit any such Tax Return to be amended, (B) change any Tax or other accounting methods, principles, practices or periods, other than as required by GAAP or Law, (C) settle or compromise any Tax liability that would be reasonably expected to have an adverse effect on the Company or any of its Subsidiaries following the Closing Date, (D) fail to pay when due any material Taxes (including any estimated Taxes) to the extent due and payable on or prior to the Closing Date, or (E) other than in the Ordinary Course of Business consent to any waiver or extension of any statute of limitations for the assessment or collection of any material Tax;

(xiii) other than in the Ordinary Course of Business, make or fail to make any capital expenditures, trade and promotional expenditures, deferred advertising, or research and development expenditures;

(xiv) enter into any new line of business outside of its existing business segments;

(xv) other than in the Ordinary Course of Business, establish any new, or amend any existing, cash management policies, including delaying or postponing the payment of any accounts payable or accelerating the collection of any accounts receivable;

(xvi) create or incur any Lien on any assets of the Company or any of the Company’s Subsidiaries (other than Permitted Liens);

(xvii) grant or agree to grant to any officer or, except in the Ordinary Course of Business, employee of the Company or any of the Company Subsidiaries any material increase in wages or bonus, severance, profit sharing, retirement, insurance or other compensation or non-equity benefits, except (A) as may be required under applicable Law, (B) pursuant to the Employee Plans or collective bargaining agreements of the Company or any of the Company Subsidiaries in effect on the date hereof, (C) pursuant to employment, retention, change-of-control or similar type Contracts existing as of the date hereof or (D) the granting of or an increase in transaction-related bonuses, the amounts of which are included in Transaction Expenses;

(xviii) implement any employee layoffs that would violate the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

(xix) settle or otherwise resolve any Action or other claim, inquiry, investigation, charge or grievance other than insured cases or settlements or resolutions in which, in each case, the amount paid by or on behalf of the Company or any of its Subsidiaries in settlement or compromise do not exceed $150,000;

(xx) liquidate, dissolve, recapitalize, reorganize or wind up the business or operation of the Company or any of the Company Subsidiaries;

(xxi) cancel or terminate any Insurance Policies or permit any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation lapse, replacement policies providing coverage equal to or greater than the coverage under such canceled, terminated or lapsed Insurance Policies are in full force and effect;

(xxii) sell, assign, transfer, lease, license or otherwise encumber any material Intellectual Property, disclose any material proprietary confidential information to any Person (other than to Buyer and its Affiliates or, subject to the restrictions contained elsewhere in this Agreement, any other Person with confidentiality obligations to the Company or any of its Subsidiaries), or abandon or permit to lapse, expire or be cancelled, any material registered Intellectual Property, in each case, except in the Ordinary Course of Business;

(xxiii) hire or terminate any senior management level employee having the title of Senior Vice President (or performing services ordinarily performed by a Person having such title) or any senior management level employee having a higher title (provided, that the Company and the Company Subsidiaries will be permitted to terminate any such Persons for cause);

(xxiv) other than in the Ordinary Course of Business, engage in any transaction or arrangement with any Principal Shareholder or holder of Stock Options of the Company except pursuant to agreements set forth on Schedules 3.14 or 3.20 as they exist on the date hereof (including those that will be terminated at or prior to Closing in accordance with Section 5.15 of this Agreement), including (A) making any payments to (including in respect of any share capital, loan capital or other securities being issued, redeemed, purchased or repaid, or any other return of capital), granting future benefits to, transferring or surrendering assets to or assuming, indemnifying or incurring liabilities for the direct or indirect benefit of any of them by the Company or any of its Subsidiaries, or (B) waiving any amount owed to the Company or any of its Subsidiaries by any Principal Shareholder or holder of Stock Options or otherwise granting economic benefits of any kind (including the discharge or waiver of any liability) to any Principal Shareholder or holder of Stock Options;

(xxv) other than in the Ordinary Course of Business, make any material change in the manner in which the Company or any of the Company Subsidiaries extends discounts or credits to customers;

(xxvi) (a) fail to maintain any Leased Real Property or Owned Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted or (b) demolish or remove any of the existing improvements or erect new improvements on the Owned Real Property or any portion thereof, in each case, other than in the Ordinary Course of Business;

(xxvii) authorize, enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1(b).

Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.

5.2 Access.  The Company will, and will cause its Subsidiaries to, afford to Buyer and its accountants, counsel and other Representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with normal operation of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, personnel records and other information concerning its Subsidiaries, properties and personnel as Buyer may reasonably request in connection with the consummation of the Transactions (but not including access to perform physical or environmental examinations or to test or take samples, borings or other intrusive investigations of the soil, surface or ground water, air, buildings or infrastructure).  Notwithstanding the foregoing, neither the Company nor any of its Affiliates is under any obligation to disclose to Buyer any information the disclosure of which (a) is restricted by applicable Law or any contractual obligations to any third party or (b) is subject to attorney-client privilege.  Buyer and its representatives will not have access to employment records of individual employees of the Company or its Subsidiaries prior to the Closing except on such terms as may be agreed by the Company and Buyer in order to protect confidential information and ensure compliance with all applicable Laws and the Company’s policies.

5.3 Antitrust Approvals.

(a) Each of Buyer and the Company will (i) make or cause to be made all filings required of it or its Affiliates under the Antitrust Laws with respect to the Transactions as promptly as practicable and, in any event, any required filings pursuant to the HSR Act within five Business Days from the date of this Agreement, (ii) comply at the earliest practicable date with any request under the Antitrust Laws for additional information, documents or other materials received by it or its Affiliates from any Governmental Authority in respect of such filings or the Transactions, and (iii) cooperate with the other Party in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Antitrust Law with respect to any such filing or the Transactions.  Each of Buyer and the Company will use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions and promptly inform the other Party of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or the Transactions.  No Party will independently participate in any scheduled meeting or teleconference with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other Parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting.  Without limiting the foregoing or any of the other provisions of this Section 5.3, the parties agree to cooperate to devise the strategy for filings, notifications, submissions and communications with or to any Governmental Authority under any Antitrust Laws.

(b) Each of Buyer and the Company will use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any Antitrust Law and use its respective reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Transactions (or any portion thereof) as in violation of any Antitrust Law, each of Buyer and the Company will cooperate and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions unless Buyer and the Company mutually decide that litigation is not in their respective best interests.  In connection with and without limiting the foregoing, each of Buyer and the Company will use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the Parties to close the Transactions as expeditiously as possible and in any event prior to the Termination Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer or its Affiliates (including, following the Closing, the Company and its Subsidiaries), (ii) terminating existing relationships, contractual rights or obligations of Buyer or its Affiliates (including, following the Closing, the Company and its Subsidiaries), (iii) terminating any venture or other arrangement of Buyer or its Affiliates (including, following the Closing, the Company and its Subsidiaries), and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Affiliates’ (including, following the Closing, the Company’s and its Subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines, intellectual property or assets of Buyer and its Affiliates (including, following the Closing, the Company and its Subsidiaries), in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the Transactions, except that, notwithstanding anything to the contrary contained herein, the

Company and its Subsidiaries will only be obligated to take any of the actions described in clauses (i) through (iv) of this Section 5.3(b) if such action is conditional or contingent on the Closing occurring in accordance with the terms of this Agreement and does not constitute a Material Adverse Effect on either the Company or the Buyer or the combined business of the Buyer and the Company.

(c) Buyer will pay all filing fees payable to Governmental Authorities under any Antitrust Law.

5.4 Indemnification and Insurance.

(a) From and after the Effective Time, Buyer and Merger Sub agree to cause the Surviving Corporation to ensure, and the Surviving Corporation immediately following the Closing agrees to ensure, that all rights to indemnification, advancement and exculpation now existing in favor of any individual who, at or prior to the Effective Time, was a current or former director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party, will survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Time (or, in the case of indemnification agreements, the term thereof), and the indemnification agreements and the provisions with respect to indemnification, advancement, exculpation and limitations on liability set forth in such charters and by-laws will not be amended, repealed or otherwise modified.

(b) For a period of six years from the Effective Time, Buyer will cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not materially less favorable than the terms of such current insurance coverage, except that if any claim is asserted or made within such six-year period, such insurance will be continued solely in respect of such claim until the final disposition thereof.  Notwithstanding the foregoing, Buyer and the Surviving Corporation will be permitted to cause coverage to be extended by obtaining a six-year “tail policy” on such terms, but in such event Buyer and the Surviving Corporation will not be required to pay an amount in excess of 250% of the last annual premium paid by the Company for its current directors’ and officers’ liability insurance policies (the “Maximum Premium”).  If Buyer or the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Buyer and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as reasonably possible for a premium equal to the Maximum Premium.

(c) The provisions of this Section 5.4 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each indemnified Person hereunder and its successors and representatives.

(d) The obligations under this Section 5.4 will not be terminated or modified by Buyer or the Surviving Corporation in a manner as to adversely affect any indemnified Person to whom this Section 5.4 applies without the consent of the affected indemnified Person.  In the event that either Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.4.

5.5 Employment Matters.

(a) For a period of one year following the Closing Date (the “Benefit Period”), Buyer will cause the Surviving Corporation to provide the employees of the Company and the Company’s Subsidiaries, so long as employed by the Surviving Corporation or any Company Subsidiary during the Benefit Period, (i) a salary or wage level and bonus opportunities, commissions, if applicable, and benefits which are substantially equivalent in the aggregate to the salary, wages, bonus opportunities, commissions, if applicable, and benefits provided immediately prior to the Closing Date by the Company or its Subsidiaries taken as a whole.  This Section 5.5 will not limit the obligation of the Surviving Corporation to maintain any Employee Plan that, pursuant to an existing Contract, must be maintained for a period longer than one year.  No provision of this Agreement will be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries, and this Agreement will not be construed to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any employee of the Surviving Corporation or any of its Subsidiaries.

(b) Each employee and former employee of the Company and its Subsidiaries will be credited with his or her years of service with the Company and its Subsidiaries (and any predecessor entities thereof) before the Closing Date for purposes of eligibility and vesting under any employee benefit plan of Buyer and its Subsidiaries providing benefits similar to those provided under an Employee Plan to the same extent as such employee or former employee was entitled, before the Closing Date, to credit for such service under such Employee Plan.  With respect to the calendar year in which Buyer ceases to maintain any particular Employee Plan, Buyer will cause the Surviving Corporation to grant, or cause to be granted to, each employee credit for amounts paid under such Employee Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Buyer or its Subsidiaries.

5.6 Public Announcements.  The initial press release announcing this Agreement will be in substantially the form previously agreed to by Buyer and the Company.  Thereafter, no Party will publish any press release or otherwise make any similar public announcement with respect to the Transactions, without the prior written consent of Buyer (without joinder by Merger Sub) and the Company, except that any Party may make any public disclosure it believes in good faith is required by Law or any listing or trading agreement or rules concerning its publicly traded securities.  In addition, neither the Company nor any of its Subsidiaries will make any announcement to its employees, customers and other business relations other than an announcement that is not inconsistent with and no more detailed than any mutually agreed prior public announcement unless the Company or such Subsidiary receives the prior written consent of Buyer.

5.7 No Solicitation; Acquisition Proposals.

(a) The Company will, and will cause its Subsidiaries, controlled Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted heretofore with respect to, or that would reasonably be expected to lead to, any Competing Proposal, terminate all physical and electronic data room access previously granted to any such parties and their Representatives and request the prompt return or destruction of all confidential information previously furnished in connection therewith.  Except as expressly permitted by this Section 5.7, the Company will not, and will cause each of its Representatives, its Subsidiaries and its controlled Affiliates not to, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 7.1, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, any Competing Proposal, (ii) engage in any discussions or negotiations with (other than to state they are not permitted to engage in discussions), or furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the books or records of the Company or its Subsidiaries to, any Person concerning a possible Competing Proposal or that, to the Knowledge of the Company, is seeking to make, or has made, a Competing Proposal, (iii) approve, recommend or enter into any agreement in principle, acquisition agreement, merger agreement, letter of intent or other similar contract (whether or not binding) relating to any Competing Proposal (an “Alternative Acquisition Agreement”), other than a confidentiality agreement as permitted by Section 5.7(b), or (iv) authorize any of, or commit or agree to do any of the foregoing.

(b) Notwithstanding Section 5.7(a) above, at any time after the date of this Agreement and prior to obtaining the Required Shareholder Approval, the Company or the Board, directly or indirectly through its Representatives, may (i) engage in discussions or negotiations with any third party that has made (and not withdrawn) a bona fide unsolicited Competing Proposal in writing that the Board believes in good faith, after consultation with outside legal counsel and the Company’s outside financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) after making the determination in clause (i), furnish nonpublic information to any such third party (provided, however, that prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms substantially consistent with the Confidentiality Agreement and all such information has previously been provided to Buyer or is provided to Buyer prior to or substantially concurrent with the time it is provided to such third party); provided, that (A) such Competing Proposal was made after the date of this Agreement and did not otherwise result from a material breach of this Section 5.7 by the Company, its Subsidiaries and their respective Affiliates and Representatives and (B) the Board determines, after consultation with legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Except as expressly permitted by this Section 5.7(c), neither the Board nor any committee thereof will (i) withdraw, modify, or publicly propose to withdraw or modify, or make a public statement inconsistent with, the Company Recommendation, (ii) approve or recommend, or publicly propose to approve or recommend, any Superior Proposal made or received after the date of this Agreement or authorize or agree to take any of the foregoing actions (any of the actions described in clauses (i) and (ii) of this Section 5.7(c), an “Adverse Recommendation Change”), or (iii) cause or permit the Company to enter into any Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Required Shareholder Approval, the Board will be permitted (A) with respect to any Competing Proposal that was made after the date of this Agreement and that did not otherwise result from a breach of this Section 5.7, to effect an Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with Section 5.7(d) and Section 7.1(e), if in either case the Board (1) has received a Competing Proposal that the Board determines in good faith constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Buyer and Merger Sub pursuant to, Section 5.7(d), and (2) determines, after consultation with its outside legal advisors, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, or (B) in response to an Intervening Event, to effect an Adverse Recommendation Change described in clause (i) of such definition, if the Board determines, after consultation with its legal advisors, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) The Company will not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 5.7(c) with respect to a Superior Proposal unless (i) the Company has provided prompt written notice (in any event, within one Business Day (a “Notice of Superior Proposal”) to Buyer that the Company intends to take such action, attaching the definitive agreement relating to such Superior Proposal and describing the material terms and conditions of the Superior Proposal that is the basis of such action (it being understood that such material terms need not include the identity of the third party), (ii) during the five-Business Day period following Buyer’s receipt of the Notice of Superior Proposal, the Company has, and has caused its Representatives to, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five-Business Day period, the Board has determined in good faith, after consulting with outside legal counsel and the Company’s financial advisor, taking into account any changes to this Agreement proposed in writing by Buyer in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.  Any material amendment to the financial terms or any other material amendment of such Superior Proposal will require a new Notice of Superior Proposal and the Company will be required to comply again with the requirements of this Section 5.7(d), except that references to the five-Business Day period above will be deemed to be references to a three-Business Day period.

(e) The Company will not be entitled to effect an Adverse Recommendation Change as permitted under Section 5.7(c) with respect to an Intervening Event unless (i) the Company has provided written notice (a “Notice of Intervening Event”) to Buyer that the Company intends to take such action and describing in reasonable detail the facts and circumstances of such Intervening Event, and has received advice from its outside legal counsel that the failure to effect an Adverse Company Recommendation Change with respect to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, (ii) during the five-Business Day period following Buyer’s receipt of the Notice of Intervening Event, the Company has, and has caused its Representatives to, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate) to make such adjustments in the terms and conditions of this Agreement if Buyer, in its discretion, proposes to make such adjustments, and (iii) following the end of the five-Business Day period, the Board has determined and has received advice from its outside legal counsel, taking into account any changes to this Agreement proposed in writing by Buyer in response to the Notice of Intervening Event or otherwise, that the failure to effect an Adverse Recommendation Change described in clause (i) of such definition would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) From and after the date of this Agreement, the Company will, as promptly as reasonably practicable (and in any event within one Business Day of receipt), advise Buyer of receipt by the Company of any Competing Proposal or any request for non-public information in connection with any Competing Proposal and the status and material terms and conditions of any such Competing Proposal or request, and will as promptly as reasonably practicable (and in any event within one Business Day of receipt) advise Buyer of any material amendments to any such Competing Proposal or request and keep Buyer promptly informed as to the details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request, Competing Proposal or inquiry, including by providing Buyer a copy of all material documentation or correspondence relating thereto as soon as practicable (and in any event within one Business Day of receipt).

(g) Nothing contained in this Agreement will prohibit the Company or the Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Common Shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rule 14e-2 or Rule 14D-9 promulgated under the Exchange Act or (ii) making any other communication to the Common Shareholders, in the case of each of clauses (i) and (ii) hereof, that the Board determines, after consultation with legal counsel, that failure to disclose such position or communicate with Common Shareholders would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) For purposes of this Agreement, (i) “Competing Proposal” means, other than the Transactions, any proposal, offer or indication of interest making a direct or indirect proposal or offer by, any Person (other than a proposal or offer by Buyer or any of its Subsidiaries) relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving assets of the Company or any of its Subsidiaries equal to 15% or more of the fair market value of the Company’s consolidated assets or to which 15% or more of the Company’s net revenues or net income on a consolidated basis are attributable, (B) the acquisition (whether by direct or indirect merger, consolidation, equity investment, joint venture or otherwise) by any Person pursuant to which such Person would own 15% or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, (C) the acquisition in any manner, directly or indirectly, by any Person of 15% or more of the issued and outstanding Common Shares, or (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company, and (ii) “Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a third party on terms that the Board determines, after consultation with the Company’s financial and legal advisors, are more favorable to the Company and the Common Shareholders than the Transactions after consideration by the Board of such factors as the Board reasonably deems appropriate, including (a) financial considerations, (b) the identity of the third party making such Superior Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Superior Proposal, (d) the other terms and conditions of such Superior Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Superior Proposal deemed relevant by the  Board and (e) any revisions to the terms of this Agreement and the Merger proposed by the Buyer in writing (including pursuant to Section 5.7(d)).

5.8 Proxy Statement.  The Company will, with the reasonable assistance and cooperation of Buyer, no later than September 12, 2014 (i) prepare a proxy statement relating to the adoption by the Common Shareholders of this Agreement (together with any amendments or supplements thereto, the “Proxy Statement”) and (ii) cause the Proxy Statement to be mailed to the Common Shareholders as of the record date established for the Shareholders’ Meeting.  If at any time prior to the Effective Time any event or circumstance relating to the Company or Buyer or any of the Company’s or Buyer’s Subsidiaries, or their respective officers or directors, should be discovered by the

Company or Buyer, respectively, which, should be set forth in an amendment or a supplement to the Proxy Statement, such Party will promptly (and in all cases within one Business Day) inform the others.  Each of Buyer, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which becomes false or misleading.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), the Company will provide Buyer a reasonable opportunity to review and to propose comments on such document or response (which comments will be provided promptly by Buyer and will be reasonably considered by the Company).

5.9 Shareholders’ Meeting.

(a) The Company will, as promptly as reasonably practicable after the date of this Agreement, take all action necessary in accordance with applicable Law and the Company’s organizational documents to duly call, give notice of, convene and hold a meeting of the Common Shareholders (which the Company will use its reasonable best efforts to hold on or prior to September 30, 2014, but in any event, no later than October 15, 2014) (the “Shareholders’ Meeting”) for the purpose of obtaining the Required Shareholder Approval.  Subject to the ability of the Board to make an Adverse Recommendation Change in accordance with Section 5.7(c), the Board will recommend that the Common Shareholders adopt this Agreement and approve the Transactions (the “Company Recommendation”), and will include such recommendation in the Proxy Statement.  Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Buyer, may adjourn or postpone the Shareholders’ Meeting (a) with Buyer’s consent (which consent will not be unreasonably withheld, conditioned or delayed), as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Common Shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (b) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting or (c) if required by applicable Law.

(b) Without limiting the generality of the foregoing and subject to Section 7.1(e), the Company agrees that its obligations pursuant to this Section 5.9, including its obligation to duly call, give notice of, convene and hold the Shareholders’ Meeting after the date hereof will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Superior Proposal.

5.10 Obligations of Merger Sub.  Buyer will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.  Buyer hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof.

5.11 Contact with Employees, Customers and Suppliers.

(a) Prior to the Closing, except as set forth in Section 5.11(b) below, Buyer, Merger Sub and their respective representatives will contact and communicate with the employees, customers, suppliers and other business relationships of the Company and its Subsidiaries in connection with the Transactions only with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld, delayed or denied).

(b) Buyer and the Company will cooperate in good faith to permit Buyer to contact and communicate with employees of the Company and its Subsidiaries as is reasonably necessary to facilitate the integration and transition of the business of the Company and its Subsidiaries to Buyer in connection with the consummation of the Transactions; provided, that such communications and contact will not unreasonably interfere with the business of the Company and its Subsidiaries.

5.12 Reserved.

5.13 Financing.

(a) Buyer will take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing, including if necessary by enforcing its rights under the Commitment Letter  (including through litigation in the event that all conditions to the commitment of the Financing Sources under the Commitment Letter have been satisfied).

(b) In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter, and such portion is reasonably required to fund the Merger Consideration as of the Closing Date, Buyer and Merger Sub will arrange and obtain in replacement thereof alternative debt financing (“Alternative Financing”) from alternative sources.  Buyer will keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and, if applicable, any Alternative Financing.

5.14 Cooperation with Financing.

(a) Prior to the Closing, the Company, at Buyer’s sole expense, will provide to Buyer and Merger Sub, and cause each of its Subsidiaries and Representatives to provide to Buyer and Merger Sub, such reasonable cooperation as is reasonably requested by Buyer and Merger Sub and customary and necessary in connection with arranging, obtaining and syndicating the Financing, including using its commercially reasonable efforts to (i) cause appropriate senior officers of the Company to be available to, upon sufficient prior notice and during normal business hours, participate in a reasonable number of meetings and conference calls with prospective lenders and their advisors at times and locations to be mutually agreed, (ii) reasonably cooperate with Buyer’s legal counsel in connection with any customary legal opinions that such counsel is required to deliver in connection with the Financing, (iii) review  and provide comments to the confidential information memorandum (the “CIM”) prepared by Buyer and the Financing Sources for use in the Financing and, solely with respect to the information about the

Company or its Subsidiaries, promptly advise Buyer if the CIM contains any untrue statement of a material fact or if the Company determines in good faith that the CIM omits to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make such statements contained in the CIM, in the context in which they were made, not misleading, and promptly advising Buyer as to any updates and corrections to the CIM in order to correct any such material misstatement or material omission,  and (iv) executing and delivering (but solely to the extent required in connection with the Financing as of the Closing and subject to escrow pending consummation of the Closing), effective not prior to the Closing, customary definitive financing documentation in respect of the Company and its Subsidiaries, including customary pledge and security documents and certificates, officer’s certificates, and documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing, and otherwise reasonably facilitating the pledging of collateral by the Company and its Subsidiaries and the providing by the Company and its Subsidiaries of guarantees (including (A) reasonably cooperating in connection with the payoff or release of existing material Indebtedness for borrowed money of the Company and its Subsidiaries and the release of all Liens on the equity interests and assets of the Company and its Subsidiaries securing the same and (B) furnishing Buyer and the Financing Sources promptly with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2011 and applicable regulations of the Office of Foreign Assets Control (OFAC) and the Foreign Corrupt Practices Act of 1977 that is required in connection with the Financing and requested in writing of the Company at least five days prior to Closing).

(b) Notwithstanding Section 5.14(a), nothing herein will require (i) the Company or any of its Subsidiaries to incur any liability in connection with the Financing prior to the Closing, (ii) cooperation from the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries to take any action contemplated by any other provision hereof, to the extent that it determines in good faith that such cooperation or action would unreasonably interfere with the business or operations of the Company or its Subsidiaries, or (iii) the Company or any of its Subsidiaries to provide, and Buyer will be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Financing, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, or (E) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K.

(c) Buyer will indemnify, defend and hold harmless the Company and its Affiliates, and their respective pre-Closing directors, officers, employees, agents and representatives, from and against any liability, obligation or loss suffered or incurred by them in connection with the arrangement of the Financing, any information provided in connection therewith (other than arising from information provided by the Company or its Subsidiaries but including violation of the Confidentiality Agreement) and any misuse of the corporate logos, trademarks or service marks of the Company or its Subsidiaries, except in the event such liabilities, obligations or losses arose out of or result from the willful misconduct of the Company, any of its Subsidiaries or any of their respective representatives.  Buyer will promptly reimburse the Company and its Subsidiaries for all out-of-pocket fees and expenses incurred by the Company or its Subsidiaries in connection with the cooperation described in this Section 5.14 and, to the extent Buyer does not reimburse the Company or its applicable Subsidiary for any such cost or expense on or prior to the date of the Closing, such unreimbursed costs and expenses will be excluded in the calculation of Transaction Expenses in accordance with the definition thereof.  Subject to Buyer’s indemnification obligations under this Section 5.14(c), the Company hereby agrees to furnish to the Buyer and the Financing Sources for no fee, and hereby consents to their use of, electronic versions of its and its Subsidiaries’ trademarks, service marks and corporate logos reasonably requested by Buyer in connection with the initial syndication or marketing of the Financing, but only to the extent that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and solely for the purpose of facilitating the Financing.  Notwithstanding anything to the contrary in this Agreement, for purposes of Section 6.2(b), Section 7.1(b) and Section 7.1(d), the Company will not be deemed to have breached its obligations under this Section 5.14 unless the Company has deliberately materially breached (determined in accordance with Section 7.2) its obligations under this Section 5.14 and such breach has been the primary cause of the Financing not being obtained.

(d) The Company hereby expressly authorizes the use of the financial statements and other information provided pursuant to Section 5.14 for purposes of the Financing.

5.15 Affiliated Transactions.  Except for Contracts set forth in Schedule 5.15, the Company will cause all Contracts listed or required to be listed on Schedule 3.20 to be terminated in writing in full as of immediately prior to the Effective Time without further liability to the Company or any Company Subsidiaries, in each case in form and substance reasonably satisfactory to Buyer (the “Termination Agreements”), and all payments required to be paid in connection with such termination under such agreements (collectively, “Termination Payments”) will be included in Transaction Expenses.

5.16 Notification of Certain Matters.  Buyer, on the one hand, and the Company, on the other hand, will use their respective commercially reasonable efforts to promptly notify each other of (i) any material Action in connection with the Transactions commenced or, to the Knowledge of Buyer and/or Merger Sub or the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, as the case may be, (ii) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VI not to be satisfied, (iii) any material breach of this Agreement by such party, or (iv) any other material development adversely affecting its ability to consummate the Transactions; provided that no such notification, nor the obligation to make such notification, will be deemed to modify the representations, warranties or covenants of any party hereto or the conditions to the obligations of any party to this Agreement;

5.17 Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

5.18 Real Estate Deliverables.  The Company will cooperate with Buyer, at Buyer’s request and sole expense, in Buyer’s efforts to obtain the following items, provided that such cooperation does not unreasonably interfere with the normal operations of the Company and its Subsidiaries:

(a) an ALTA Owner’s Policy of Title Insurance with respect to each parcel of the Owned Real Property, issued by a title insurer reasonably satisfactory to Buyer in such amount as Buyer may reasonably determine to be the fair market value of such real property (including all improvements located thereon), insuring title to such real property to Buyer as of the Closing Date; and

(b) an ALTA Survey with respect to each parcel of the Owned Real Property, certified to Buyer and the title insurance company, prepared by a licensed surveyor and confirmed to current ALTA Minimum Detail Requirements for Land Title Surveys, in form and substance reasonably acceptable to Buyer.

5.19 Casualty.  Until the Closing Date, the Company will, or cause its applicable Subsidiary to, maintain the same or substantially the same (the definition of “substantially” herein meaning no material change in coverage) casualty insurance coverage for the Real Property as is currently carried by the Company and any applicable Subsidiary.  If prior to the Closing Date any portion of any of the improvements located on any Real Property is damaged or destroyed by fire or other casualty, then the Company will (i) promptly deliver written notice to Buyer of the occurrence of such casualty and (ii) discuss in good faith with Buyer potential actions to mitigate such damage or destruction and thereafter use commercially reasonable efforts to commence mitigating any such damage or destruction in a manner reasonably acceptable to Buyer (including making timely claims under insurance policies).

5.20 Condemnation.  If, prior to the Closing Date, there is commenced or instituted against any Real Property any eminent domain or similar condemnation action or proceedings, the Company will (i) promptly give written notice of same to Buyer and (ii) discuss in good faith with Buyer potential actions to contest such condemnation.

5.21 OTC Market.  Prior to or simultaneously with Closing, Company will take all actions necessary to suspend the listing of its Common Shares on the Over-the-Counter Market including filing the appropriate notice with the Financial Industry Regulatory Authority.

5.22 FIRPTA Statement and Notice.  Buyer will timely file the statement and notice referenced in Section 6.2(h) with the IRS within the time period prescribed by Treasury Regulation Section 1.897-2(h).

5.23 Reasonable Efforts.  Without limiting any other covenant contained in this Article V, Buyer and the Company will each, and will each cause their respective Subsidiaries to, (a) use reasonable best efforts to obtain all material Authorizations of third parties that any of Buyer, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, (b) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of Article VI and to consummate the Transactions as soon as practicable and (c) in the case of the Company, use its reasonable best efforts to obtain the consents listed on Schedule 5.23.

VI.           CONDITIONS

6.1 Conditions to Obligations of Buyer, Merger Sub and the Company.  The obligations of Buyer, Merger Sub and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer (without joinder by Merger Sub) and the Company:

(a) all waiting periods under the HSR Act applicable to the Merger or the Transactions shall have expired or been terminated;

(b) there shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger or the Transactions; and

(c) the Required Shareholder Approval shall have been obtained.

6.2 Conditions to Obligations of Buyer and Merger Sub.  The obligations of Buyer and Merger Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer (without joinder by Merger Sub):

(a) the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and Warranties) shall be true and correct (determined without regard to any materiality or Material Adverse Effect qualification contained in any representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except, in each case, with respect to representations and warranties made as of a specified date, which representations and warranties shall be true and correct in all respects at and as of such date, except for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) each Company Fundamental Representations and Warranties shall be true and correct in all respects both when made and at and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date), except for such failures to be true and correct that are de minimis;

(b) the agreements and covenants to be performed by the Company as of or prior to the Closing shall have been performed in all material respects;

(c) the Company shall have delivered to Buyer each of the Ancillary Agreements executed by the parties thereto;

(d) the Company shall have delivered to Buyer a certificate signed by an executive officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Sections 6.2(a) and 6.2(b) have been fulfilled;

(e) the Company shall have delivered to Buyer the audited consolidated balance sheet of the Company and its Subsidiaries as of June 28, 2014 with the related audited statements of operations, cash flows and stockholders equity, for the period then ended, that in each case are prepared in conformity with GAAP (except as may be indicated in the notes thereto);

(f) since the date of this Agreement, a Material Adverse Effect on the Company shall not have occurred that is continuing as of the Closing Date;

(g) the Buyer shall have received an opinion from Jones Day substantially in the form attached as Exhibit A hereto; and

(h) the Company shall have delivered to Buyer a statement prepared in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), together with the notice required to be filed with the IRS and written authorization for Buyer to timely file or cause to be timely filed such statement and notice with the IRS.

6.3 Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) each of the representations and warranties of Buyer contained in this Agreement shall be true and correct (determined without regard to any materiality or Material Adverse Effect qualification contained in any representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties made as of a specified date, which representations and warranties shall be true and correct in all respects at and as of such specified date except for such failures to be true and correct that would not reasonably be expected to prevent or materially delay or impair the ability of the Buyer to consummate the Transactions, including the Financing, or to perform their respective obligations hereunder;

(b) the covenants to be performed by Buyer as of or prior to the Closing shall have been performed in all material respects;

(c) Buyer shall have delivered to the Company a certificate signed by an executive officer of Buyer, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Sections 6.3(a) and 6.3(b) have been fulfilled; and

(d) Buyer shall have made the payments required to be made by it pursuant to Section 2.2.

VII.           TERMINATION; EFFECT OF TERMINATION

7.1 Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by mutual consent of Buyer and the Company;

(b) by either the Company, on the one hand, or Buyer (without joinder by Merger Sub), on the other hand, if the Closing has not occurred on or before the three-month anniversary of the date of this Agreement (as may be extended, the “Termination Date”), except that the right to terminate this Agreement pursuant to this Section 7.1(b) will not be available to any Party whose breach of any provision of this Agreement results in or causes the failure of the Transactions to be contemplated by such time;

(c) by either the Company, on the one hand, or Buyer (without joinder by Merger Sub), on the other hand, if the consummation of the Transactions (or any portion thereof) is enjoined or prohibited by the terms of a final, non-appealable Governmental Order of a court of competent jurisdiction, except that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to any Party whose breach of any provision of this Agreement results in or causes such Governmental Order or the failure of such Governmental Order to be removed;

(d) by Buyer (without joinder by Merger Sub), on the one hand, or the Company, on the other hand, if there is any material breach of any representation, warranty or covenant on the part of the Company, on the one hand, or Buyer or Merger Sub, on the other hand, set forth in this Agreement, such that the conditions specified in Section 6.2(a) or 6.2(b) (in the case of a termination by Buyer) or Section 6.3(a) or 6.3(b) (in the case of a termination by the Company) would not be satisfied at the Closing and such breach is not or is not reasonably able to be cured within 45 days after written notice of such breach is given by the applicable Party (and the Termination Date will be so extended until the end of such period to the extent necessary), except that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any Party that is then in material breach of any of its obligations under this Agreement;

(e) by the Company if, prior to obtaining the Required Shareholder Approval, (A) the Board has determined that the Company should enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 5.7(c) and Section 5.7(d) and (B) concurrently with such termination, the Company pays to Buyer the Termination Fee;

(f) by Buyer if, prior to obtaining the Required Shareholder Approval, (A) the Board or any committee thereof shall have made an Adverse Recommendation Change or delivered a notice to Buyer notifying Buyer of its intent to make an Adverse Recommendation Change, (B) the Company or the Board or any committee thereof shall have approved or recommended, or entered into or allowed the Company or any of its Subsidiaries to enter into, an Alternative Acquisition Agreement or announced publicly its intention to do so, or (C) following the request in writing by Buyer, the Board shall have failed to reaffirm the Company Recommendation within ten Business Days after Buyer requests in writing that such recommendation be reaffirmed; or

(g) by Buyer if the Shareholders’ Meeting shall not have been held by October 15, 2014, unless the cause for such failure to hold the Shareholders’ Meeting was the result of circumstances outside the reasonable control of the Company, including any injunction, order or force majeure event (except for any injunction or order resulting from an Action initiated or joined by any of the Principal Shareholders).

7.2 Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement will forthwith become void and have no effect, and no Party, or any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing, will have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that (a) the Confidentiality Agreement will survive any termination of this Agreement, (b) the provisions of Section 5.6, the indemnification and reimbursement obligations in Section 5.14, this Section 7.2, Section 7.3 and Article IX will survive any termination of this Agreement in accordance with their respective terms and (c) notwithstanding any termination or any contrary provision contained in this Agreement, but subject to Section 7.3(c), no Party will be relieved or released from liability for damages of any kind that would otherwise have been paid and the benefits that would have accrued arising out of any (i) knowing material breach of any of its representations and warranties in this Agreement or (ii) deliberate material breach of any covenant of this Agreement.  For purposes of this Section 7.2, (x) a “knowing” breach of a representation and warranty will be deemed to have occurred only if an executive officer of the Party alleged to have breached had actual knowledge of such breach as of the date of this Agreement (without any independent duty of investigation or verification other than an actual reading of the representations and warranties as they appear in this Agreement by such Party’s executive officer) and (y) a “deliberate” breach of any covenant will be deemed to have occurred only if an executive officer of the Party alleged to have breached took or failed to take action with actual knowledge that there was a substantial likelihood that the action so taken or omitted to be taken constituted a breach of such covenant or reasonably should have known that an action or failure to take action resulted in a substantial likelihood of such breach.  For purposes of this Section 7.2, an “executive officer” will have the meaning given to the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

7.3 Termination Fee.

(a) If, but only if, the Agreement is terminated by:

(i) (x) either Buyer (without joinder by Merger Sub) or the Company pursuant to Section 7.1(b) or by Buyer pursuant to Section 7.1(d) and (y) (A) after the date of this Agreement and prior to such termination, the Company receives a Competing Proposal from a third party that is publicly disclosed or a third party has publicly announced an intention (whether or not conditional) to make a Competing Proposal and (B) within 12 months after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with such third party and the Competing Proposal contemplated thereby is consummated, then the Company will pay, or cause to be paid, to Buyer the Termination Fee contemporaneously with the earlier of the execution of the Alternative Acquisition Agreement or the consummation of the transaction arising from such Competing Proposal (except that for purposes of this Section 7.3(a)(i), the references to “15%” in the definition of “Competing Proposal” will be deemed to be references to “50%”);

(ii) the Company pursuant to Section 7.1(e), then the Company will pay, or cause to be paid, to Buyer the Termination Fee concurrently with such termination;

(iii) Buyer pursuant to Section 7.1(f), the Company will pay, or cause to be paid, to Buyer the Termination Fee not later than the second Business Day following such termination; or

(iv) Buyer pursuant to Section 7.1(g), then the Company will pay or cause to be paid, to Buyer, Buyer’s reasonable and documented out-of-pocket fees and expenses up to $1,500,000 accrued from the date hereof through the date of termination in connection with the Financing and the negotiation or preparation of this Agreement or the Transactions contemplated hereby (including the Financing).

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, (i) Buyer’s right to receive payment from the Company of the Termination Fee pursuant to this Section 7.3 will constitute the sole and exclusive remedy of Buyer and Merger Sub against (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of the Company or any of its Subsidiaries, and (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys,

Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties will have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company will also be obligated with respect to Section 7.3(d)).

(d) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the Transactions, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Buyer in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Parties would not enter into this Agreement.  Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against the Company for the payment of the Termination Fee, the Company will pay Buyer its reasonable, documented out-of-pocket costs and expenses in connection with such suit, together with interest on such amount at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

7.4 Procedure For Termination.  A termination of this Agreement pursuant to Section 7.1 will, in order to be effective, require action by the terminating Party’s board of directors.  A terminating Party will provide written notice of termination to the other Parties specifying with reasonable particularity the basis for such termination.  If more than one provision in Section 7.1 is available to a terminating Party in connection with a termination, a terminating Party may rely on any or all available provisions in Section 7.1 for any termination.

VIII.           DEFINITIONS AND INTERPRETATION

8.1 Defined Terms.

(a) In addition to the terms defined elsewhere herein, as used herein, the following terms have the following meanings:

“Action” means any claim, action, suit, audit, assessment, arbitration, complaint, grievance, petition or other proceeding whether civil or criminal, at law or in equity, by or before any Governmental Authority or any arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.  For purposes hereof, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Termination Agreements and Paying Agent Agreement.

“Antitrust Laws” means the HSR Act and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, competition or creation or strengthening of a dominant position through merger or acquisition.

“Authorizations” means federal, state, local and foreign permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders, in each case, issued or granted by a Governmental Authority or other Person.

“Board” means the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

 “Code” means the Internal Revenue Code of 1986.

“Commercially Available Software” means any non-customized software that is made commercially available by a third party pursuant to standard shrinkwrap, click-through or click-wrap license terms, service terms or terms of use with an aggregate annual license fee of no more than $250,000.

“Common Shareholders” means holders of Common Shares.

“Company Fundamental Representations and Warranties” means the representations and warranties set forth in the first sentence of Section 3.1, Section 3.3, and Section 3.6.

“Company Professional Advisors” means Centerview Partners LLC, Wasserstein & Co., L.P., Piper Jaffray and Jones Day.

“Contracts” means any oral or written contracts, agreements, subcontracts, leases, licenses, purchase orders, instruments or other legally binding commitments, including all amendments thereto.

 “Disclosure Schedule” means the series of schedules corresponding to the Sections contained in Articles III and IV and certain other Sections herein and containing the information required to be disclosed pursuant to, and certain exceptions to, the representations, warranties and covenants in such Articles and Sections.

“Dissenting Shares” means Common Shares held by Persons who have properly exercised, perfected and not subsequently withdrawn or lost their appraisal rights with respect to the Merger and complied with the provisions of the DGCL concerning the rights of Common Shareholders to dissent from the Merger and require appraisal of their Common Shares.

“Employee Plans” means, with respect to the Company, any written employment, consulting, severance or other similar Contract, arrangement or policy and each plan, arrangement, program, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries may incur any liability.

 “Environment” means ambient air, indoor air, surface water, groundwater, drinking water, land surface and subsurface strata & natural resources such as wetlands, flora and fauna.

“Environmental Laws” means any and all Laws relating to pollution or the protection of the Environment or of human health (to the extent related to Hazardous Materials), including those relating to the manufacture, generation, handling, transport, storage, treatment, Release or threat of Release of Hazardous Materials.

“Environmental Liability” means any liability, obligation, loss, claim, action, order or cost, contingent or otherwise (including any liability for damages, costs of medical monitoring, costs of environmental investigation, remediation or restoration (including claims for natural resource damages), administrative oversight costs, consultants’ fees, fines, penalties and indemnities), of the Company or any of its Subsidiaries directly or indirectly resulting from or based upon (a) any violation of any Environmental Law or permit, license or approval issued thereunder, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Holders” means the Common Shareholders and Option Holders.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law).

“Hazardous Materials” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, asbestos, asbestos containing materials, polychlorinated biphenyls, chlorofluorocarbons, radon gas, toxic mold and any chemicals, materials, substances, wastes, pollutants or contaminants, constituents or compounds in any form, which is regulated under applicable Environmental Law.

 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means, without duplication, (i) all liabilities or obligations for borrowed money or in respect of loans or liabilities or obligations issued or incurred in substitution or exchange for liabilities or obligations for borrowed money or in respect of loans or advances, (ii) liabilities or obligations evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iii) all outstanding reimbursement and payment obligations under surety bonds, letters of credit, banker’s acceptances, indemnities, performance letters, comfort letters and other arrangements similar to the foregoing, in each case solely to the extent supporting obligations for borrowed money, and any other letters of credit to the extent drawn or for which there are outstanding reimbursement or payment obligations, (iv) all leases required to be treated as capital leases under GAAP, (v) all liabilities or obligations under or pursuant to interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or similar arrangements or (vi) all liabilities or obligations for direct or indirect guarantees of another Person (other than guarantees by the Company or a Subsidiary of the Company or another Subsidiary’s obligation, or vice versa) in respect of liabilities or obligations of the type set forth in the foregoing clauses.

“Intellectual Property” means all U.S. and non-U.S.: (i) patents and patent applications, (ii) registered and unregistered trademarks, service marks and trade names, logos, trade dress, brand names, corporate names, trade styles, and other identifiers of source or goodwill, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, (iii) registered and unregistered copyrights and applications for registration of copyrights, (iv) internet domain names, (v) trade secrets, know-how, designs, technology (whether subject to a patent or not) and or proprietary information or rights, (vi) rights in computer software, Internet web sites (and content thereof), data and databases and (vii) licenses with respect to any of the foregoing.

“Intervening Event” means a material event or circumstance that occurs after the date of this Agreement that does not relate to a Superior Proposal or a Competing Proposal (including any inquiry related thereto) or to the Transactions and that was not known to or reasonably foreseeable by the Board as of the date of this Agreement (or, if known, the material consequences of which are not known by the Board as of the date of this Agreement), which becomes known by the Board prior to the time at which the Required Shareholder Approval is obtained.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual knowledge (as of a condition or fact) that any of the individuals set forth on Schedule 8.1(a)(i) has after reasonable inquiry.

“Law” means any statute, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or otherwise held by the Company or any of its Subsidiaries under a lease, sublease or any other agreement whereby the Company or any of its Subsidiaries have the right or obligation to use or occupy or pay rent or other fees for any real property.

“Lien” means any lien, mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, collateral assignment, restriction on transfer, restriction on use, security interest or charge of any kind.

“Material Adverse Effect” means, with respect to any Person, any events, changes or circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such Person and its or their Subsidiaries, taken as a whole,  or the ability of such Person to consummate the Transactions, except that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of any Person: (i) any change in Laws or GAAP or any interpretation thereof applicable to such Person or its subsidiaries; (ii) any change in economic, political, business or financial market conditions generally; (iii) any change generally affecting any of the industries in which such Person or Persons or its or their Subsidiaries operates; (iv) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person and its Subsidiaries with employees, customers, suppliers or partners, and any Actions made or brought by any of the current shareholders (other than the Principal Shareholders) of such Person (on their own behalf or on behalf of such Person) against such Person to the extent solely arising out of or relating to this Agreement or the Transactions; (v) the execution and delivery of this Agreement, compliance with the terms of this Agreement, the taking of any action required or contemplated by this Agreement or any costs or expenses incurred in connection therewith; (vi) any natural disaster or acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; or (vii) any failure of such Person or Persons to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); provided, however, that any change, effect, event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii) or (vi) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries in which such Person or any of its Subsidiaries’ business is conducted.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, which the Company or any of its Subsidiaries contributes to, or has an obligation to contribute to, which covers any current or former employee of the Company or any of its Subsidiaries.

“Option Holders” means holders of Stock Options.

“Order” or “Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice (including giving effect to the seasonal variations of the Company and its Subsidiaries’ business consistent with past practice).

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries.

“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which the Company or any of its Subsidiaries sponsors, maintains, administers, contributes to or is obligated to contribute to, which covers any current or former employee of the Company or any of its Subsidiaries.

“Permitted Liens” means (i) mechanics, materialmen’s, warehouseman’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions and for which adequate reserves have been established on the Company’s consolidated books and records, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions and for which adequate reserves (in accordance with GAAP) have been established on the Company’s consolidated books, (iii) Liens securing rental payments under capital lease agreements, (iv) minor imperfections of title to or on any Real Property (including easements, covenants, rights of way and similar restrictions of record) that are not material in an amount and do not individually or in the aggregate materially detract from the value or impair in any material respect the existing use or marketability of such Real Property, (v) Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to the Indebtedness of the Company or its Subsidiaries under the Company’s credit agreement dated as of September 4, 2013 by and among Harry & David, LLC, the borrowers named therein, the guarantors named therein and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent (the “Credit Facility”), (vi) leases, subleases or occupancy agreements identified on Schedule 3.18 and (vii) Liens described on Schedule 8.1(a)(ii).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Pro Rata Portion” means, with respect to each Common Shareholder, the percentage determined by dividing the number of Common Shares owned by such Common Shareholder by the aggregate number of Common Shares outstanding, in each case as of immediately prior to the Effective Time.

“Purchase Price” means $142.5 million.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility or fixture.

“Release Agreements” means a Stock Option release agreement, in form and substance reasonably acceptable to Buyer, to be entered into by each holder of a Stock Option prior to the payment of any Merger Consideration.

“Representatives” of any Person will mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Stock Certificate” means each certificate representing the Common Shares held by a Common Shareholder.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which 50% or more of the voting power of the equity interests is owned, directly or indirectly, by such Person.

“Systems” means all information technology systems, networks, hardware, computers, software, servers, workstations, routers, hubs, switches, data communication lines, and other information technology equipment owned, leased or licensed by the Company or its Subsidiaries.

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means (i) all federal, state, local, foreign and other taxes including all income, corporation, alternative minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, stamp duty, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind or nature whatsoever, together with any interest and any penalties, additions or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law (including liability pursuant to Treasury Regulation Sections 1.1502-6 (or any similar state, local or foreign provision)), and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express agreement to pay or indemnify any other Person.

“Termination Fee” means an amount equal to (x) $4.275 million plus (y) Buyer’s reasonable and documented out-of-pocket expenses accrued from the date hereof through the date of termination (including travel expenses and any fees and expenses of outside legal and accounting advisors) in connection with the negotiation or preparation of this Agreement or the Transactions contemplated hereby (including the Financing).

“Transaction Expenses” means, without duplication, all out-of-pocket fees and expenses, liabilities and obligations of the Company and its Subsidiaries incurred or to be incurred or payable or to be payable (including those of any Equity Holder for which the Company or any of its Subsidiaries is responsible) in connection with the negotiation, preparation and execution of this Agreement, the Ancillary Agreements and the consummation of the Transactions, including, without duplication, (a) fees and disbursements to or of financial advisors, consultants, investment bankers, brokers, attorneys, accountants and other advisors and service providers (including any data room provider), (b) all other obligations which are specifically denoted herein as Transaction Expenses, and (c) the aggregate amount of the foregoing clauses (a) and (b) paid on or after the date hereof and prior to the Closing (whether or not otherwise permitted pursuant to this Agreement); provided, however, that Transaction Expenses will not include (i) Option Payments, (ii) any out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with the cooperation described in Section 5.14 or (iii) any reasonable legal fees and expenses of Jones Day incurred in connection with the preparation or delivery of the opinion referred to in Section 6.2(g), whether or not they have been reimbursed prior to the Closing Date.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

(b) The following terms have the meaning specified in the indicated Sections:

Term	Section
Adverse Recommendation Change	5.7(c)
Agreement	Preamble
Audited Financial Statements	3.7
Balance Sheet	3.7
Bankruptcy Exception	3.3(a)
Benefit Period	5.5(a)
Book-Entry Shares	2.3(b)
Buyer	Preamble
Certificate of Merger	1.3
CIM	5.14(a)
Closing	1.2
Closing Date	1.2
Closing Payments Schedule	2.1(c)
Closing Statement	2.1
Commitment Letter	4.6(a)
Common Shares	1.8(a)(i)
Company	Preamble
Company Board Recommendation	3.3(b)
Company Intellectual Property	3.19(a)
Company Recommendation	5.9(a)
Company Related Parties	7.3(c)
Competing Proposal	5.7(h)
Confidential Information Memorandum	3.27
Confidentiality Agreement	9.9
Credit Facility	8.1
DGCL	Recitals
Dispute Amounts	2.1
Effective Time	1.3
Exchange Act	7.2
Financial Statements	3.7
Financing	4.6(a)
Financing Sources	4.6(a)
Indemnified Persons	5.4(a)
Interim Balance Sheet	3.7
Insurance Policies	3.17
LT	2.3(a)
Material Contracts	3.13(a)
Maximum Premium	5.4(b)
Measurement Date	3.6(a)
Merger	1.1(a)
Merger Consideration	1.7
Merger Fund	2.2(a)
Merger Sub	Preamble
Notice of Intervening Event	5.7(e)
Notice of Superior Proposal	5.7(d)

Term	Section
Option Payment	1.8(a)(ii)
Party	Preamble
Paying Agent Agreement	2.3(a)
Principal Shareholders	Recitals
Privileged Communications	9.15
Proxy Statement	5.8
Real Property	3.18(a)
Required Information	5.14(a)
Required Shareholder Approval	3.3(a)
Restrictive Covenants	8.2(b)
Restricted Parties	8.1(a)
Restricted Period	8.1(a)
Share Consideration	1.8(a)(i)
Shareholders’ Meeting	5.9
Signature Page	Preamble
Stock Option	1.8(a)(ii)
Superior Proposal	5.7(h)
Suppliers	3.22
Support Agreement	Recitals
Surviving Corporation	1.1(a)
Termination Agreements	5.15
Termination Date	7.1(b)
Transaction Expense Payment Schedule	2.1(a)
Transactions	Recitals
Unaudited Financial Statements	3.7

8.2 Construction.  Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (d) when a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, such reference is to an Article or Section of, or a Schedule, Annex or Exhibit to, this Agreement, (e) the word “including,” “include” or “includes” means “including, without limitation,” and (f) the word “or” will be disjunctive but not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not mean simply “if.”  The term “made available” and words of similar import means, with respect to the Company, that the relevant documents, instruments or materials were posted and made available to Buyer prior to the date hereof on the due diligence data site created for the process giving rise to this Agreement.  References to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto as of the date hereof.  References to statutes will include all regulations promulgated thereunder, and references to statutes or regulations will be construed to include all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation as of the date hereof.  The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction will be applied against any Party.  The Parties waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified.  All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP.  All terms defined in this Agreement will have the defined terms when used in certificates or other documents made or delivered pursuant hereto unless otherwise defined therein.  No summary of this Agreement or any Exhibit attached hereto or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or any such Exhibit or Schedule.

IX.           MISCELLANEOUS

9.1 Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and covenants in this Agreement and any certificate delivered pursuant hereto by any Party hereto will terminate at the Effective Time or, except as provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that this Section 9.1 will not limit any covenant of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 5.4 (Indemnification and Insurance) and Section 5.5 (Employment Matters).

9.2 Waiver.  Any Party may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement in writing executed by Buyer (without the joinder of Merger Sub) or the Company, as the case may be, in the same manner as this Agreement.  Notwithstanding the foregoing, no failure or delay by the Company, Buyer or Merger Sub in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

9.3 Notices.  All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by fax or email and promptly confirmed by delivery in person or by overnight courier as aforesaid in each case (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) will be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), addressed as follows:

(a)           If to Buyer or Merger Sub, or, after the Closing, the Surviving Corporation to:

1-800-flowers.com
One Old Country Road, Suite 500
Carle Place, New York 11514
Attention:  Colleen M. Kearney, Deputy General Counsel
                    and Vice President
Fax:  516.237.6101
Email:  ckearney@1800flowers.com

with copies to (which will not constitute notice to a Party hereunder):

Cahill Gordon & Reindel llp
80 Pine Street
New York, New York  10005
Attention:  William M. Hartnett
                     Kimberly C. Petillo-Décossard
Fax:  (212) 269-5420
Email:  whartnett@cahill.com;
            kpetillo-decossard@cahill.com;

(b)           If to the Company, to:

Harry & David Holdings, Inc.
2500 S. Pacific Highway
Medford, Oregon 97501
Attention: Michael Schwindle, Chief Financial Officer
Fax:  541.864.2189
Email:  Mschwindle@harryanddavid.com

with copies to (which will not constitute notice to a Party hereunder):

Jones Day
222 East 41st Street
New York, NY 10017
Attention:  Robert A. Profusek
                   Andrew M. Levine
Fax:  212.755.7306
Email:  raprofusek@jonesday.com
            amlevine@jonesday.com

or to such other address or addresses as the Parties may from time to time designate in writing.

9.4 Assignment.  No Party hereto may assign or delegate this Agreement or any part hereof without the prior written consent of the other Parties, except that any consent by Buyer will not require the joinder of Merger Sub; provided that Buyer or Merger Sub may assign this Agreement to its Affiliates so long as such assignment does not relieve Buyer of any liability or obligation hereunder.  Any assignment or delegation in violation of this Section 9.4 will be void and of no effect.  Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.  Notwithstanding the foregoing, after the Closing, Buyer and the Surviving Corporation may assign all of their respective rights to payment under this Agreement for collateral security purposes to any lender providing financing to Buyer pursuant to the Commitment Letter, but no such assignment will relieve Buyer of any liability or obligation hereunder.

9.5 Rights of Third Parties.  Except for the provisions of Sections 5.4, 5.14, 7.3(c),  9.12, 9.15, and 9.16, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.  The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 9.2 without notice or liability to any other Person.  Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.6 Expenses.  Except as otherwise provided herein, each Party will bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions are consummated, including all fees of its legal counsel, financial advisers and accountants; provided, that all Transaction Expenses will (i) be the Equity Holders’ responsibility and (ii) be paid by Buyer at the Closing in accordance with Section 2.2(d).

9.7 Governing Law.  This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

9.8 Captions; Counterparts.  The captions in this Agreement are for convenience only and will not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.9 Entire Agreement.  This Agreement (together with the Schedules, Exhibits and Annexes to this Agreement) and the letter agreement between 1-800-FLOWERS.COM, INC. and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transactions.  The Parties negotiated this Agreement with the assistance of professional advisors and intend that the Agreement encompass the entire relationship among them.  As such, the Parties hereby confirm that there are no, and, to the extent permitted by applicable Law, hereby expressly waive and disclaim, extra-contractual rights or obligations among them, including arising under theories of implied duties of good faith or fair dealing, actual or constructive fraud or other theories.

9.10 Amendments.  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Buyer (without the joinder of Merger Sub) and the Company in the same manner as this Agreement and which makes reference to this Agreement.  The approval of this Agreement by the Common Shareholders will not restrict the ability of the Board to terminate this Agreement in accordance with Section 7.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 9.10 to the extent permitted under the DGCL.

9.11 Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under applicable Law, they will take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, will amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

9.12 Jurisdiction.

(a) Any action, suit or proceeding based upon, arising out of or related to this Agreement or the Transactions may be brought in the Delaware Court of Chancery (or, if the Delaware Court of Chancery is unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, suit or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action, suit or proceeding will be heard and determined only in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in any other court.  Nothing herein contained will be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 9.12(a).

(b) Notwithstanding Section 9.12(a), each of the Parties (i) agrees that it will not bring or support any Person in any action, suit or proceeding of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Financing contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, (ii) agrees that, except as specifically set forth in the Commitment Letter, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Commitment Letter or the performance thereof or the Financing contemplated thereby, will be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of New York, and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in Law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Commitment Letter or the performance thereof or the Financing contemplated thereby.  The debt Financing Sources are intended third-party beneficiaries of this Section 9.12(b), Section 9.13 and Section 9.16.

9.13 WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.  EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 9.13 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 9.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

9.14 Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity.  In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.  Subject to the foregoing, each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement. The Parties further agree that by seeking the remedies provided for in this Section 9.14, a Party will not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement or the Confidentiality Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.14 are not available or otherwise are not granted.

(b) In no event will the Company seek any money damages or any other recovery, judgment or damages of any kind, in an amount in excess of the Purchase Price.

9.15 Company Professional Advisors.  Each Party hereby acknowledges, on its own behalf and on behalf of its Affiliates, that each of the Company Professional Advisors may advise and represent the Company and its Affiliates in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the Transactions, each of the Company Professional Advisors may advise and represent a former Common Shareholder or any of their respective Affiliates, if such Persons so request, in connection with any Action or obligation arising out of or relating to this Agreement or the Transactions, and each Party hereby consents thereto and waives any conflict of interest arising therefrom, and each Party and their respective Boards of Directors (or committees thereof) will cause any Affiliate thereof to consent to and waive any conflict of interest arising from any such representation.  Buyer and Merger Sub agree that, as to all communications between all counsel for the Company and/or its Affiliates (including any Company Professional Advisors that are legal counsel), and the Company and/or any of its respective Affiliates that relate in any way to the Transactions or this Agreement (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to Common Shareholders and will not pass to or be claimed by Buyer, Surviving Corporation or any of their respective Subsidiaries.  From and after the Closing none of the Surviving Corporation, its Subsidiaries or any Person purporting to act on behalf of or through the Surviving Corporation or its Subsidiaries will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means.  Buyer, the Surviving Corporation and each of their respective Subsidiaries together with any of their respective Affiliates, successors or assigns further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving the Common Shareholders or any of their Affiliates after the Closing.  The Privileged Communications may be used by the Common Shareholders and/or any of its Affiliates in connection with any dispute that relates to the Transaction or this Agreement.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Surviving Corporation or any of their respective Subsidiaries and a third party (other than a Party or any of their respective Affiliates) after the Closing, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party, provided that neither the Surviving Corporation nor its Subsidiaries may waive such privilege without the prior written consent of a majority of the Common Shareholders.

9.16 No Recourse.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party, except that nothing herein will limit the rights and remedies of any Party or its Affiliates under the Confidentiality Agreement or the Support Agreement.

9.17 Electronic Delivery.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail, will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

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IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the 30th day of August, 2014.

BUYER:  1-800 FLOWERS.COM, INC.

By:  /s/ William E. Shea
       Name:  William E. Shea
       Title:    CFO

MERGER SUB:  GOLDEN PEAR ACQUISITION CO

By:  /s/ William E. Shea
       Name:  William E. Shea
       Title:    Vice-President & Treasurer

COMPANY:  HARRY & DAVID HOLDINGS, INC.

By:  /s/ Craig Johnson
       Name:  Craig Johnson
       Title:    CEO & President

[Signature Page to Transaction Agreement]